SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 21st, 2007

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Report on the operations of Ducati Motor Holding

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 21st , 2007	By:	/s/ Paolo Poma
Name Paolo Poma Title Director, Investor Relations

Report on the operations of Ducati Motor Holding

Annual Report
31.12.2006

Ducati Motor Holding

Report on the operations of Ducati Motor Holding

Report on the operations of Ducati Motor Holding S.p.A.

Contents

Introduction	4
Structure of the Ducati Group	5
Principal corporate events during the year ended 31 December 2006	6
Directors and officers	9
Management and coordination activities	12
Significant events subsequent to 31 December 2006	12
Performance of the company	13
Sector information	17
Financial position and investing activities	17
Net financial position	18
Protection of personal data	19
Share capital and management and coordination activities	19
Subsidiary companies	20
Associated companies and companies under joint control	21
Relations between the parent company and subsidiaries and companies under joint control	21
Fellow subsidiaries	23
Own shares	23
Appointments held by members of the Board of Directors in other companies	25
Development activities	26
Financial instruments	26
Outlook for operations	27
Proposals regarding the results for the year	28

Report on the operations of Ducati Motor Holding

Introduction

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from the year ended 31 December 2005, companies with a listing on a regulated market within the European Union must, for the first time, prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission. In this context, these companies were able to prepare their individual financial statements in accordance with international accounting standards (IFRS) for the first time from 2005, on a voluntary basis.

The Company elected to do this and, accordingly, its individual financial statements as of 31 December 2005 were prepared for the first time in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

These financial statements have been audited by K.P.M.G. S.p.A . pursuant to art.s 156 and 165 of Decree 58 dated 24 February 1998.

Pursuant to art. 10.2 of the articles of association and the final paragraph of art. 2364 of the Italian Civil Code, the ordinary shareholders' meeting to approve the company's financial statements will be called within the extended deadline of 180 days from the end of the financial year. The reasons for this are as follows:

•
on 12 March 2007, the Board of Directors of Ducati Motor Holding S.p.A. called an extraordinary and an ordinary shareholders' meeting, to be held in first calling on 13 April 2007 and in second calling on 16 April 2007, to consider among other proposals the modification of the administration and control model by adoption of the traditional system, comprising a Board of Directors and a Board of Statutory Auditors, and alignment with the changes introduced by Law 262 dated 28 December 2005 and Decree 303 dated 29 December 2006, together with the related changes to the articles of association and the meeting regulations;

•
since the members of the current Board of Directors will remain in office until approval of the financial statements as of 31 December 2006, when a mandate will be granted to the new administrative body, it is in the shareholders' interests to resolve first on the proposed adoption of the traditional system of administration and control and then to appoint the new Boards under this system, if it is approved;

•
accordingly, it is appropriate to defer the deadline for calling the Meeting to examine the financial statements as of 31 December 2006, so that the lists of candidates required under the traditional system of administration and control, should it be adopted at the Meeting called for 13/16 April 2007, can be presented in accordance within the legally-established time period.

Report on the operations of Ducati Motor Holding

Structure of the Ducati Group

The composition of the Ducati Group as of 31 December 2006 is as follows:

Report on the operations of Ducati Motor Holding

The Group also comprises:

•
Fondazione Ducati, a non-profit organisation established on 17 March 2006 which was legally recognised on 20 March 2007. This organisation comes within the scope of consolidation of the Ducati Group but, given its nature, is not subject to management and coordination by the parent company;

•
Ducati Financial Services S.r.l., a joint venture formed on 12 December 2006 and owned equally by Ducati Motor Holding S.p.A. and Linea S.p.A., a financial intermediary. This company, not yet operational as of 31 December 2006, is not subject to management and coordination by the parent company.

Principal corporate events during the year ended 31 December 2006

The following principal corporate events took place during the year from 31 December 2005 to 31 December 2006.
on 26 January 2006, the Extraordinary Shareholders' Meeting of Ducati Motor Holding S.p.A. (the "Company") approved:

•
(i) expansion of the corporate objects indicated in art. 4 of the Articles of Association to include, among the activities that may be performed by the companies or firms in which the Company may hold interests and/or equity investments, the provision of certain financial services to the general public including, in particular, the granting of loans in any form and the provision of payment services, as specified in Section V of Decree 385/1993;

•
(ii) modification of the Articles of Association to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years from the date of the related resolution (and therefore by and no later than 25 January 2011), pursuant to art. 2443 of the Italian Civil Code, by a maximum of Euro 80,000,000, via the issue of ordinary shares in the Company carrying the same rights as those already in circulation, to be offered first under option to existing shareholders.

On 1 March 2006 Tpg Motorcycle Acquisition L.P. (“TPG”) and Investindustrial Holdings S.A. (“Invind Holdings”) announced, via separate press releases, their signature of an agreement for the purchase by Invind Holdings, or its nominee, of one share less than 30% of the share capital of Ducati Motor Holding S.p.A. (ignoring an own shares held by Ducati Motor Holding S.p.A.) from TPG. As indicated by Invind Holdings, these shares were acquired on 27 March 2006 by World Motors S.A. (“WM”) ( 24,821,919 shares, representing 15.58% of the share capital of the Company on that date), World Motors Red S.c.A. (“WM II”) (11,144,047 shares, representing 6.99% of the share capital of the Company on that date) and World Motors White S.c.A. (“WM III”) (11,842,044 shares, representing 7.43% of the share capital of the Company on that date).

The Ordinary Shareholders' Meeting of Ducati Motor Holding S.p.A. held on 10 April 2006 marked the formal adoption of the single-board system of corporate governance, with consequent changes to the articles of association and the rules governing shareholders' meetings. This Meeting also used a list voting system to appoint the members of the new Board of Directors, being Federico Minoli, Carlo Campanini Bonomi, Mauro Benetton, Matteo Tamburini, Massimo Bergami, Roberto Consonni, Ulrich Weiss, Marco Giovannini, Dante Razzano, Antonio Perricone, Roberto Maestroni and Giampiero Paoli. These directors will remain in office until approval of the financial statements as of 31 December 2006.

Report on the operations of Ducati Motor Holding

The following information was provided at the Shareholders' Meeting held on 10 April 2006:

•
signature by the parent company and Ducati Corse S.r.l. on 9 May 2005 of a contract for a syndicated loan, with related contractual guarantees, totalling € 100 million from a number of financing banks led by UniCredit Banca Mobiliare S.p.A.;

•
request by the parent company on 16 December 2005, addressed to these financing banks, to grant an exception to the financial covenants for 2005 contained in the above syndicated loan contract and to modify them for the future;

•
adoption and update by the Company of the security planning document, in accordance with the requirements of Decree 196/03 “Privacy Code” which, among other matters, specifies the technical procedures to be adopted if sensitive data is processed using electronic means, as well as the appointment of the parent company by each of the Group's Italian subsidiaries as the party Responsible for the processing of personal information and for each company's security measures pursuant to art. 29 of the privacy code;

•	appointment of KPMG S.p.A. to audit the schedules required by IFRS 1 regarding the first-time adoption of IFRS, in accordance with Consob communication DEM/5025723 dated 15 April 2005;

•
allocation to the Internal Audit Committee of the Audit Committee functions envisaged by the 1934 US Securities Exchange Act, as modified by the 2002 US Sarbanes-Oxley Act, with effect from 31 July 2005 and until the single-board system of corporate governance comes into force;

•
increase in share capital on 15 June 2005 from Euro 82,589,731.64 to Euro 82,867,219.24 (comprising 159,360,037 ordinary shares without nominal value) via the issue of 533,630 ordinary shares, in further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998, on the partial exercise of stock options granted under the plan approved by the parent company in 1997;

•	adoption by the company of the recommendations contained in the Code for the Self-Regulation of companies listed by BORSA ITALIANA S.p.A. and of its own system of corporate governance;

•
adoption by the parent company, from the date of the Ordinary Shareholders' Meeting held on 10 April 2006, of the single-board system of corporate governance which, among other matters, involves the allocation of control tasks to a Management Control Committee (in place of the Board of Statutory Auditors) comprising three members of the Board of Directors who meet specific requirements, and the entry into force of the changes to the articles of association and attached meeting regulations approved at the Ordinary and Extraordinary Shareholders' Meeting held on 5 May 2005.

On 13 April 2006 the Company's Board of Directors also resolved as follows:

•
under the mandate granted by the Extraordinary Shareholders' Meeting on 26 January 2006, to increase share capital for cash prior to 31 December 2006 by a maximum of € 80 million, including share premium, via the issue of ordinary shares in the company to be offered under option to existing shareholders, with the right to place any unexercised options with third parties, deferring definition of the number of new shares, the related issue price and the ratio of shares offered under option to shares outstanding to a Board Meeting to be held subsequent to Consob consent for the publication of the related share issue prospectus;

•	to approve the recovery plan for the three-year period 2006-2008;

•
to delegate to the Chairman the creation of a register of persons, pursuant to art. 115-bis of the Consolidated Finance Law (TUF), who have access to privileged information, as defined in art. 181 of the TUF, about the company and its financial instruments as a consequence of their employment or professional work or the functions they perform, and to determine how such register shall be kept and updated.

Report on the operations of Ducati Motor Holding

Following receipt on 3 May 2006 of Consob's consent to the publication of the prospectus regarding the offer under option to existing shareholders of ordinary shares in Ducati Motor Holding S.p.A. deriving from the increase in share capital for cash authorised by the Board of 13 April 2006 (the “Capital Increase”), on 4 May 2006 the Board of Directors resolved that: (i) the maximum number of new shares to be issued to service the capital increase will be 160,343,960, (ii) the unit price of the issue will be Euro 0.4985 and (ii) the ratio of shares offered under option to shares held will be 1 new share for every 1 share held.

On the same date, the prospectus for the Capital Increase was published and the contract guaranteeing the commitment made by UniCredit Banca Mobiliare S.p.A. and the other members of the underwriting syndicate was signed. In particular, they agreed to subscribe for all shares not taken up by the end of the offer period, net of those that the principal shareholders, WM, WM II and WM III, had agreed to purchase via the exercise in full of the rights carried by the shares already held by them.

The offer period commenced on 8 May 2006, together with trading on the stock exchange of the rights to subscribe to the Capital Increase, and Borsa Italiana S.p.A. published the “K” coefficient for the adjustment of the price of the Company's shares on the relevant indices of Borsa Italiana S.p.A., as a consequence of the Capital Increase. Effective from 8 May 2006, this coefficient was 0.76156994.

On 12 May 2006, the Company was informed that the three principal shareholders, WM, WM II and WM III, had subscribed to the Capital Increase and exercised all their option rights.

The offer period for the rights to subscribe to the Share Capital increase ended on 26 May 2006 (the last day of stock exchange trading was 19 May 2006). During this period, subscriptions were received for 158,589,839 new shares, representing 98.9% of the 160,343,960 shares offered. The remaining 1,754,121 options not exercised by 26 May 2006 were offered on the Stock Exchange by the Company, pursuant to art. 2441.3 of the Italian Civil Code, between 5 June and 9 June 2006. They were all sold and subsequently exercised by the subscription for 1,754,121 new ordinary shares. The Capital Increase was therefore completed with subscriptions for all the 160,343,960 ordinary shares on offer, without recourse to the underwriting syndicate led by UniCredit Banca Mobiliare S.p.A.
As a consequence of the Capital Increase, ordinary shares in the Company with a total value of Euro 79,931,464.06 were issued and fully paid. The share capital of the Company therefore increased from Euro 83,378,859.20 to the current amount of Euro 163,310,323.26, represented by 320,687,920 ordinary shares without par value.

On 7 July 2006, acting on a recommendation from the Management Control Committee, the Board of Directors of the Company approved certain changes to the code of conduct, which is an integral part of the Code of Ethics, for consistency with current regulations and the new single-board system of corporate governance. In addition, the Board approved a recommendation from the Management Control Committee for the continued timely and proper application of the Control Model, as explained below, subject to making any necessary and appropriate modifications that may be required.

On the same date, the Chairman informed the Board about the changes made to the Disclosure Controls & Procedures of Company. These were made, based on a proposal from the Management Control Committee, in his capacity as Managing Director with support from the Financial Director. The Disclosure Controls & Procedures were originally adopted in 2003, in compliance with the 2002 U.S. Sarbanes-Oxley Act and the 1934 U.S. Securities Exchange Act, which establish rules and procedures for corporate communications based on the best practices of foreign companies listed on the NYSE.

Report on the operations of Ducati Motor Holding

On 12 December 2006, the Board of Directors resolved to:

•
extend the appointment as auditors of KPMG S.p.A. to the years 2007-2008-2009. In view of the transitional arrangements contained in Decree 303 dated 29 December 2006, this resolution would be overturned if Consob does not recognise the validity and effectiveness of the extension of the auditors' appointment by the Board of Directors. At this time, the Company has no information about any Consob Communications in this regard but, in any case, has commenced a review of auditing firms that could take over from KPMG S.p.A.;

•
review and potentially rewrite completely the Company's incentive systems, with reference to criteria and practices to be proposed by the Compensation Committee and verified by the Management Control Committee, as well as to approve a provision of Euro 2.0 million for 2006 Group-wide bonuses, in view of the potentially good results for 2006, which would be awarded on the basis and in accordance with criteria indicated by the Compensation Committee;

•
adopt a series of resolutions for the alignment of corporate governance practices with the new Code of Self-Regulation for listed companies prepared by the Corporate Governance Committee of Borsa Italiana S.p.A. (“Code of Self-Regulation”), including the appointment of Massimo Bergami as the lead independent director and delegation to the Managing Director of responsibility for supervising the workings of the system of internal control, as well as approval of the Code of Conduct for transactions with related parties.

On 14 February 2007, the Board of Directors resolved to increase the 2006 Group-wide bonus provision to Euro 2.5 million from the Euro 2.0 million decided on 12 December 2006 . The portion relating to the parent company amounts to € 1.7 million.

Other corporate events

On 8 September 2006, corporate management reached agreement with the trade unions for recourse to Temporary Government-Assisted Lay-offs for a period of 10 weeks, with the possibility of an extension for a further 4 weeks in 2006, subject to union agreement, with mechanisms for employee rotation and short time on terms to be agreed with the combined union representatives. In all cases, none of the employees affected by this agreement was laid-off for more than 50% of the total lay-off period. The Company advanced the portion payable by INPS on the normal pay days, adding an amount representing 50% of the minimum INPS salary adjustment. The net monthly remuneration of the employees involved was not less than Euro 1,000 and this recourse to Temporary Government-Assisted Lay-offs did not affect the accumulation of their other direct and indirect remuneration, including the 13th-month payment.

Directors and officers

The Ordinary Shareholders' Meeting held on 10 April 2006, followed by the Board Meeting held on 13 April 2006, appointed the new Board of Directors and established their powers and duties, determining that they will remain in office until approval of the financial statements as of 31 December 2006.

Report on the operations of Ducati Motor Holding

The new Board of Directors comprises:

Name and Surname	Office

Federico Minoli	Chairman and Managing Director	Executive director

Carlo Campanini Bonomi	Vice Chairman and member of the Compensation Committee	Non-executive director

Giampiero Paoli	Director and member of the Management Control Committee	Independent director

Mauro Benetton	Director	Non-executive director

Matteo Tamburini	Director and member of the Management Control Committee	Independent director

Massimo Bergami	Director and member of the Compensation Committee and Lead Independent Director	Independent director

Roberto Consonni	Director and member of the Management Control Committee	Independent director

Ulrich Weiss	Director	Non-executive director

Marco Giovannini	Director	Independent director

Dante Razzano	Director and member of the Compensation Committee	Non-executive director

Antonio Perricone	Director and member of the Compensation Committee	Non-executive director

Roberto Maestroni	Director	Non-executive director

The annual remuneration of the directors is Euro 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Directors have decided to devolve part of their remuneration to charity, via a one-time payment of Euro 1,000 to the Ducati Foundation.

The Board Meeting held on 13 April 2006 also appointed a Management Control Committee which will remain in office for the remaining duration of the Board mandate, comprising the following independent Directors:

•	Giampiero Paoli, Chairman of the Committee

•	Matteo Tamburini, member of the Committee

•	Roberto Consonni, member of the Committee

Report on the operations of Ducati Motor Holding

The Management Control Committee will also function as the Internal Control Committee required by the Code of Self-Regulation and for companies listed in the STAR segment, as specified in the Regulations for markets organised and managed by Borsa Italiana S.p.A. and the related Instructions, as well as the Audit Committee required by the 1934 US Securities Exchange Act. To this end, Matteo Tamburini, Director and Committee member, was recognised to be the Audit Committee Financial Expert required by US regulations.

Furthermore, the Board authorised emoluments for the members of the Management Control Committee amounting to € 40,000 each, in addition to their remuneration as Board members.

The Board of Directors approved the regulations of the Management Control Committee on 23 May 2006. In addition to certain rules for its internal functioning, these regulations specify the duties of the Committee in its role as both the Internal Audit Committee, in compliance with the Code of Self-Regulation, and the Audit Committee in accordance with US regulations.

On the same date, in response to a proposal from the Compensation Committee, the Board approved the new remuneration package of the Chairman and Managing Director for 2006, which is essentially unchanged with respect the prior year. In particular, his annual remuneration as Chairman and Managing Director of the parent company was set at Euro 250,000 plus US$ 200,000, while Ducati North America, Inc. will recognise remuneration of US$ 200,000 for his duties as Chairman and employee of the subsidiary.

Following the issue of a Code for the Self-Regulation of listed companies, prepared by the Corporate Governance Committee of Borsa Italiana S.p.A. it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders' meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company's Code of Ethics and related rules of conduct has also been made known on an appropriate basis. The rules of conduct, first approved on 14 November 2002, were modified slightly by the Board of Directors on 5 November 2003.

On 23 May 2006, the Chairman informed the Board that, in compliance with the mandate granted by the Board on 13 April 2006, he had arranged for the creation and adoption of a register of persons with access to privileged information about the Company, as well as a new code of conduct in relation to insider dealing that takes account of the new provisions of the Consolidated Finance Law and the Issuers' Regulations.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company's draft Control Model, as reviewed and approved by the Company's Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

Following the resignation of Annalisa Dimonte - effective from 1 July 2006 - as an executive of the Company and Managing Director of Ducati Retail S.r.l., the Board of Directors of Ducati Retail S.r.l. appointed Federico Minolias Managing Director of the company on 22 June 2006. The Quotaholders' Meeting of Ducati Retail S.r.l. held on 29 June 2006 appointed Cristiano Silei as a new member of the Board of Directors.

Report on the operations of Ducati Motor Holding

On 12 December 2006, the Board of Directors of Ducati Motor Holding S.p.A. approved the Code of Conduct for transactions with related parties, pursuant to art. 2391 bis of the Italian Civil Code and the Code of Self-Regulation. The principles set out in this Code are discussed in note 35 to the financial statements.

Management and coordination activities

Considering the new concept of “management and coordination” emerging from the reform of company law (new art.s 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder until 27 March 2006, that no companies or entities manage or coordinate the Company's activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by Ducati Motor Holding S.p.A. With reference to the new shareholders who, as stated in the section entitled “Principal corporate events during the year ended 31 December 2006”, have acquired 30% less one share of the share capital of Ducati Motor Holding S.p.A. from TPG, none of them manages or coordinates the Company's activities at the time of writing this report, since the decisions regarding its management are taken on an independent basis by the company. Consequently, la Ducati Motor Holding S.p.A. is not subject to any management and coordination activity by any company or body pursuant to art. 2497 of the Italian Civil Code.

The Italian companies within the Ducati Group subject to management and coordination by Ducati Motor Holding S.p.A. are: Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l.

Fondazione Ducati and Ducati Financial Services S.r.l. are not subject to management and coordination by Ducati Motor Holding S.p.A.

Significant events subsequent to 31 December 2006

On 14 February 2007, the Board of Directors resolved to increase the 2006 bonus provision to Euro 2.5 million from the Euro 2.0 million decided on 12 December 2006.

On 12 March 2007, the Company's Board of Directors called an extraordinary and an ordinary shareholders' meeting, to be held in first calling on 13 April 2007 and in second calling on 16 April 2007, to consider the following proposed resolutions:

(i) modification of the administration and control model by adoption of the traditional system, comprising a Board of Directors and a Board of Statutory Auditors, and alignment with the changes introduced by Law 262 dated 28 December 2005 and Decree 303 dated 29 December 2006, together with the related changes to the articles of association and the meeting regulations; and

(ii) modification of the stock option plan approved by the Board of Directors on 4 August 1998 and at the Shareholders' Meeting held on 7 September 1998, by extending the time period allowed for the exercise of options.

Report on the operations of Ducati Motor Holding

Performance of the company

The volume of motorcycle sales, 31,854 units in 2006, was 8.0% lower than in 2005 (34,617). This decrease was due to the alignment of production with true market demand, in order to avoid excessive motorcycle inventories.

Output of motorcycles during 2006 totalled 31,193 units, down 7.1% compared with 2005. This decrease was due to the alignment of production with true market demand, in order to avoid an increase in motorcycle inventories.

Sales of motorcycles by the company amounted to € 212.2 million, down 7.5% with respect to the prior year. This fall reflects the lower volume of motorcycle sales (-8.0%).
Analysis by family of the volume of motorcycles sold highlights the differences in performance with respect to 2005.

Sales of the Superbike family were 33.6% lower than in the prior year, due to the adjustment of inventories held by the network ahead of the launch of the new Superbike 1098. Presented at the EICMA Show in Milan during November 2006, this bike received wide public acclaim.

The sales of the Supersport family declined by 45%, mainly due to the advanced stage reached in the lifecycle of this product.

Higher volume by the Sport Touring family (+13%) reflects the addition to the range of the ST3S ABS.

The sales of the Monster family were 14% higher than in 2005. The excellent reception of the higher performance versions (S4RS and S2R1000) and the launch of the new entry-level version (695) offset the lower sales of the S2R 800.Lastly, the Multistrada family (-54%) was affected by the elimination of the entry-level model (620) from the range.

The Sport Classic family saw a 21% increase in the volume of sales during 2006, mainly due to the introduction of the GT model.

Independent dealers have continued to open new Ducati stores in Italy and abroad during 2006. As of 31 December 2006 there are 151 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with the Ducati image.

Furthermore, Ducati Motor Holding S.p.A. has recently opened a directly-managed shop within the “factory outlet centre” at Castel Guelfo (Bologna), in addition to the Ducati Factory Store at Borgo Panigale.

Analysis of the volume of motorcycles sold by the company in the principal geographic markets highlights an increase in the United States (+10.8%), but falls in all other nations: Germany (-23.9%), Benelux (-6.1%), Italy (-15.4%). the United Kingdom (-17.3%), Japan (-15.0%), France (-7.4%) and nations not served by branches (-8.8%).

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during 2006 totalled about 35,286 units (34,631 units in 2005), up 1.9% with respect to the prior year. There were strong increases in the United States (+16.3%) and in the nations not served by branches (+9.4%), small rises in Japan (+0.5%) and France (+1.5%), and falls in Great Britain (-16.5%), Germany (-8.8%), Benelux (-12.5%) and Italy (-3.9%).

Revenues

Revenues for the year ended 31 December 2006 amounted to € 257.6 million, down by € 16.0 million (-5.8%) from € 273.6 million in the prior year. The decrease was attributable to a reduction in the volume of motorcycle sales and adverse exchange fluctuations, as partly offset by an improvement in the mix of motorcycles and a reduction in commercial discounts. The decline in the sales of spare parts reflects the reduction in the number of motorcycles on the road, while there was a marked improvement in the sales of accessories and apparel.

Although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 4,964 thousand and € 5,185 thousand respectively as of 31 December 2006 and 2005, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector.

Report on the operations of Ducati Motor Holding

Furthermore, with a view to reporting better the economic substance of transactions, management has deemed it appropriate to reclassify revenues from the sale of spare parts for use in warranty work as a reduction in the related costs; since the amounts for 2005 have also been reclassified, they differ from those previously published. This reclassification did not affect the company's results for the year or shareholders' equity. The following amounts were reclassified:

(in thousands of €)	2006	2005
Revenues	(10,350)	(12,329)
Cost of sales	2,292	2,584
Distribution costs	8,058	9,745
	-	-

The amounts concerned were determined via an analysis of warranty claims. As such, the above reclassification relates entirely to the spare parts sector.

Sales of the other categories of Ducati products (spare parts, accessories and apparel) during the year ended 31 December 2006, € 44.6 million, were 2.7% higher than in the prior year. This improvement reflects higher sales of accessories and apparel, which more than compensated for the decline in spare parts sales associated with the reduction in the number of motorcycles on the road.

Cost of sales

The cost of sales amounted to € 225.4 million (87.5% of net sales) in 2006, compared with € 252.1 million (92.1% of net sales) in 2005, down by € 26.7 million. This decrease was due to the lower volume of motorcycle sales and to the reduction in depreciation charges and writedowns in 2006 with respect to the prior year, as described further in relation to Gross profit.

Gross profit

Gross profit amounted to € 32.3 million in the year ended 31 December 2006, compared with € 21.5 million in the prior year, up € 10.8 million (+50.2%). As a percentage of revenues, gross profit amounted to 12.5% with respect to 7.9% in the prior year.

The primary reasons for this improvement are linked to the motorcycle sector, including:

•
reduction in the depreciation charge and writedowns for the year ended 31 December 2006, compared with the prior year, with a decrease in the cost of sales of € 10.9 million, which includes € 9.3 million written off development projects in 2005;

Report on the operations of Ducati Motor Holding

•	extraordinary writedowns recorded in 2005 in relation to inventories (€ 4.2 million) and penalties for the cancellation of orders from suppliers in 2005 (€ 0.9 million).

•	the adverse effect of lower motorcycle sales, € 5.5 million.

Provision for restructuring

The provision for restructuring as of 31 December 2005, € 13,000 thousand, was approved by the Board of Directors of Ducati Motor Holding S.p.A. on 16 December 2005; the market was informed on the same date via a press release.

This provision was intended to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company's organisational structure. Utilisations during the year ended 31 December 2006 amounted to € 10.5 million; no additional provisions were recorded at year end. The residual balance will cover completion of the plan to modify and improve the Company's organisational structure.

Operating result

The operating loss for the year ended 31 December 2006 was € 1.7 million compared with a loss of € 44.2 million in the prior year, an improvement of € 42.5 million. In addition to the increase in gross profit mentioned earlier, this improvement is also linked with writedowns and provisions for losses on equity investments totalling € 13.4 million, as well as the extraordinary provision for restructuring, € 13.0 million, both recorded in 2005. In particular, at the end of 2005 management prepared a recovery plan for the period 2006-2010 which was presented to the Board of the parent company on 16 December 2005. Rather than pursue an aggressive sales growth policy, the principal objective of this plan was to improve margins and cash generation by repositioning towards the models at the top end of the range, which earn higher margins, while also working to reduce overheads.

In order to achieve these objectives, the plan called for a capital increase of € 80.0 million, in order to obtain the necessary financial resources, and the introduction of new top-end models from 2007.

This recovery plan, involving a change in Group strategy to focus on top-end models, resulted in the recording of the above provisions and writedowns in the financial statements as of 31 December 2005, which significantly affected the results for that year.

Net results

The net loss for the year ended 31 December 2006 of € 20.0 million compares with a loss of € 46.8 million in the prior year. As discussed, this improvement was due to the higher gross profit, lower non-recurring charges and an improvement in the results of financial management with respect to the prior year. These effects were partially offset by adverse exchange differences and a higher tax charge, due principally to the recognition of deferred taxation in relation to a long-term timing difference that was not offset by deferred tax assets recoverable over the same period.

Pursuant to Consob communication no. 6064293 dated 28 July 2006, it is confirmed that the significant non-recurring transactions carried out by the Group during 2005 mainly concerned the restructuring of the parent company's activities, while those for 2006 comprised costs associated with the tax inspection at the French subsidiary and the partial writedown of software.

Report on the operations of Ducati Motor Holding

The effects of these transactions are indicated below:

Economic effect (in thousands of €)	2006	2005
Provision for restructuring	-	(13,000)
Writedown of capitalised development projects	-	(9,270)
Writedown of inventories	-	(4,200)
Supplier penalties for cancelling orders	-	(900)
Writedown of capitalised software	(600)	-
Total non-recurring income and charges	(600)	(27,370)

Economic effect (in thousands of €)	2006	2005
Gross effect	(600)	(27,370)
Tax effect	223	6,924
Net effect	(1,248)	(20,446)
Results for the year	(8,523)	(46,770)
Incidence %	(14.6)%	(43.7)%

The effects of these transactions on the balance sheet and cash flows are indicated below:

2006 (in thousands of €)	Statement of operations	Balance sheet	Cash flow	Receivable/Payable (-)
Writedown of capitalised software	(600)	(600)	-	-
Total	(600)	(600)	-	-

2005 (thousands of €)	Statement of operations	Balance sheet	Cash flow	Receivable/Payable (-)
Provision for restructuring	(13,000)	(13,000)	-	(13,000)
Writedown of capitalised development projects	(9,270)	(9,270)	-	-
Writedown of inventories	(4,200)	(4,200)	-	-
Supplier penalties for cancelling orders	(900)	(900)	-	(900)
Total	(27,370)	(27,370)	-	(13,900)

Report on the operations of Ducati Motor Holding

The cash flow effect in 2006 of the restructuring charges recorded in 2005 amounted to € 10,506 thousand; the residual payable is likely to be settled during 2007.

The cash flow effect of the penalties for the cancellation of orders also occurred in 2006.

Sector information

Motorcycles

Analysis of the statement of operations by segment clearly shows that motorcycles are the dominant sector within the Ducati Group. The decrease in the number of motorcycles sold adversely affected net sales in 2006, with a decrease in revenues from € 229.4 million in 2005 to 212.2 million in 2006.

This sector's gross profit benefited however from the reduction in depreciation and writedowns with respect to the prior year, rising from 3.2% of revenues in 2005 to 7.6% in 2006.
The operating loss was € 4.6 million, compared with a loss of € 46.4 million in 2005.

Spare parts

Sector sales eased slightly in 2006 with respect to the prior year, due the lower number of motorcycles on the road.

This sector's gross profit increased from 33.2% to 42.2% of total revenues, due to the effect of the writedowns and costs referred to above. For the same reasons, the 2005 operating loss of € 0.7 million became an operating profit of € 0.5 million in 2006.

Accessories and apparel

Sector sales were € 1.9 million, representing 8% of the related revenues, higher than in 2005. This improvement was mainly attributable to the launch of the Sport Classic family and better product availability.

The gross profit for this sector was in line with the prior year, while the operating result was slightly lower due to higher distribution costs.

Other

The “Other” sector comprises the revenues earned from miscellaneous sales that are not part of the Ducati Group's core business including, for example, the provision of services.

Financial position and investing activities

The company's working capital (defined as trade receivables and inventories, net of trade payables) as of 31 December 2006 amounts to € 68.5 million, compared with € 88.2 million as of 31 December 2005, down by € 19.7 million.

The individual captions are analysed below:

Trade receivables

Trade receivables due from clients and Group companies as of 31 December 2006 and 2005 amount to € 105.8 million and € 123.1 million, respectively, representing 41.1 % and 45.0% respectively of revenues. This decrease of € 17.3 million reflects the lower volume of sales and the improvement of credit control policies.

Report on the operations of Ducati Motor Holding

Inventories

Inventories as of 31 December 2006 and 2005 amount respectively to € 48.8 million and € 53.3 million, respectively representing 18.9% and 19.5% of revenues, down € 4.5 million over the year. This reduction is associated with an improvement in the planning of production, having regard for forecast sales.

Trade payables

Trade payables due to suppliers and Group companies as of 31 December 2006 and 31 December 2005 amount to € 86.0 million and € 88.2 million respectively, down € 2.2 million.

The decrease mainly reflects the improved planning of production and the deferred payment terms obtained from certain suppliers.

Investing activities

Additions to property, plant and equipment amounted to € 12.3 million in 2006, up € 2.0 million with respect to the prior year.

Investment in intangible fixed assets amounted to € 22.2 million in the year ended 31 December 2006, compared with € 20.7 million in the prior year, up € 1.5 million.

Development costs associated with preparing the GP racing bike were capitalised in the years ended 31 December 2006 and 2005. The specific costs capitalised relate to technical solutions that will have a direct impact on the development of the street version of the GP bike, already included in the production plans for 2007, which was presented to the public at the World Ducati Week held in May 2004.

In addition, the expenses incurred under cost-sharing agreements, regarding the equipment used by outsourcers to produce motorcycle components, have been capitalised. These assets are not owned by the company, but the payments represent a grant to the supplier towards the cost of preparing equipment for the production of the components ordered.

Net financial position

The changes in the net financial position, described in the notes to the financial statements, are summarised as follows:

		Year ended		Year ended
		31.12.2006		31.12.2005
		€ 000		€ 000
Change in net financial position

Cash generated from operating activities		21.798		47.266
Cash generated from investing activities		(34.303)		(17.485)
Increase in share capital	80.300		-
Sale of own shares	1.700		2.225
Increase in share capital for stock options	710		385
Cost of capital increase	(3.844)		-
Total increase in share capital and reserves		78.866		2.610
Change in minority interests
Change in net financial position		66.361		32.391

Cash generated from financing activities		(42.373)		(28.257)
Increase in cash and cash equivalents		23.988		4.134

Report on the operations of Ducati Motor Holding

The increase in cash and cash equivalents during the year to 31 December 2006 was € 23,988 thousand.

This cash inflow of € 23,988 thousand was primarily due to financial activities, € 36,493 thousand, and operations, € 21,798 thousand, as offset by investment activities, € 34,303 thousand.

The cash generated from financial activities in 2006, € 36,493 thousand, mainly came from:

•	an increase in share capital by € 80,300 thousand following subscriptions for a total of 160,343,960 new shares;

•	an increase in share capital and share premium by € 710 thousand on the exercise options for the purchase of 983,923 shares under the first stock option plan;

•	the sale of own shares for € 1,700 thousand;

as offset by:

•	the costs of increasing share capital, € 3,844 thousand which were recorded as a reduction of the related capital increase;

•	a reduction in borrowing by € 42,373 thousand.

Protection of personal data Decree 196 dated 30 June 2003

On 11 November 2004, the Board of Directors of Ducati Motor Holding S.p.A. approved the security planning document envisaged by art. 34 g) of the Consolidated Privacy Law, Attachment B to Decree 196/03 “Privacy Code”, which specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

On 10 November 2005, the Board of Directors of Ducati Motor Holding S.p.A. granted the widest powers to the Chairman, including the powers to delegate and to outsource certain functions, for the preparation and annual approval of revisions to the Company's security planning document.

On 16 December 2005, the individual Boards of Directors of Ducati Corse S.r.l., Ducati Consulting S.r.l. and Ducati Retail S.r.l. (i) appointed Ducati Motor Holding S.p.A. as the party Responsible for the processing of personal information and for each company's security measures pursuant to art. 29 of the privacy code and (ii) granted powers to the respective chairmen and, depending on the circumstances, to the respective managing director or managing directors, acting together or alone, to prepare, approve and subsequently update the related security planning documents.

Share capital

Following a further subscription to the first stock option plan, as discussed in note 32a to the consolidated financial statements as of 31 December 2006, a further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998 took place on 15 June 2005 with the issue of 533,630 fully-paid ordinary shares with a total value of € 277,487.00; accordingly, as of 31.12.2005, share capital had increased from € 82,589,731.64 to € 82,867,219.24, represented by 159,360,037 ordinary shares, without par value, carrying dividend rights from 01.01.2005.

A further partial implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998 took place on 11 May 2006, with the issue of 983,923 fully-paid ordinary shares with a total value of Euro 511,639.96. As a result, the share capital of the Company increased on that date from Euro 82,867,219.24 to Euro 83,378,859.20, represented by 160,343,960 ordinary shares without par value.

Report on the operations of Ducati Motor Holding

On 23 June 2006 - following the Capital Increase and the issue of 160,343,960 fully-paid ordinary shares of the Company with a total value of Euro 79,931,464.06 - the share capital of the Company increased from Euro 83,378,859.20 to the current amount of Euro 163,310,323.26, represented by 320,687,920 ordinary shares without par value.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders and the number of shares held directly by them, disclosed below, have been determined by reference to communications and other information received by the Company in relation to the Shareholders' Meeting held on 10 April 2006, as well as to any updates received between then and the date of preparing this report:

	Number of Shares	%
World Motors S.A.	49.643.838	15.48%
World Motors White S.A.	23.684.088	7.39%
World Motors Red S.A.	22.288.094	6.95%
Columbia Wagner Asset Management L.P.	10.273.335	3.20%
Giorgio Seragnoli	10.000.000 *	3.12%
CAAM SGR	7.568.421	2.36%
Oppenheimer Funds, Inc	6.735.100	2.10%
Amber Capital L.P.	5.797.907	1.80%

*shares held directly and indirectly

There have not been any commercial and/or financial transactions with these shareholders.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

•	Ducati France S.A.S. (100% owned).

•	Ducati Motor Deutschland G.m.b.H. (100% owned).

•	Ducati Japan K.K. (100% owned).

•	Ducati North Europe B.V. (100% owned).

•	Ducati U.K. Limited (100% owned).

•	Ducati Corse S.r.l. (100% owned).

•	Ducati North America Inc. (100% owned).

•	Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority quotaholder).

•	Ducati Consulting S.r.l. (85% owned; the remaining 15% is held equally, 5% each, by three minority quotaholders).

•	Fondazione Ducati (founding member).

On 17 March 2006, the Company formed a foundation known as "Fondazione Ducati" whose primary goal is to promote activities of a cultural, scientific, social and recreational nature linked to the world of motorcycles. In addition, but only as a secondary activity in pursuit of its objects, la Fondazione Ducatimay also carry out any commercial, industrial and financial transactions deemed necessary and useful for the achievement of its primary goal. The foundation's capital has been fully paid in and it was recognised as a separate legal entity on 20 March 2007.

Report on the operations of Ducati Motor Holding
In addition, for the reasons indicated in the explanatory notes and as established by SIC 12 - Consolidation - Special-purpose entities (SPE), Ducati Desmo Finance 1 S.r.l., the vehicle company formed specifically for the securitisation transaction arranged in accordance with Law 130/99, must be treated as a subsidiary company, even though Ducati Motor Holding S.p.A. has no equity interest in this company or any legal or other right of control.

Associated companies and companies under joint control

On 15 November 2006, Ducati Motor Holding S.p.A. entered into a joint venture contract with Linea S.p.A., a financial intermediary, for the formation of a company known as “Ducati Financial Services S.r.l.”, which is owned equally by the two companies. The activities of the new company as a financial intermediary (following registration on the lists envisaged by Decree 385 dated 1 September 1993 and subsequent amendments) will consist in the direct provision of consumer credit to customers of the company and loans to the network of dealers, as well as the issue and management of a “Ducati” credit card, once any required administrative authorisations have been obtained.
The articles of association of Ducati Financial Services S.r.l. were signed on 12 December 2006.

Relations between the parent company and subsidiaries and companies under joint control

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables as of 31 December 2006:

	Financial receivables	Trade receivables	Financial payables	Trade payables

Ducati France S.A.S.	21	7,749	-	487
Ducati Motor Deutschland G.m.b.H.	-	9,911	-	237
Ducati Japan K.K.	-	16,330	-	66
Ducati North Europe B.V.	-	1,919	8	35
Ducati U.K. Limited	-	5,498	-	138
Ducati Corse S.r.l.	5,143	5,846	958	1,806
Ducati North America Inc.	-	10,753	-	754
Ducati Retail S.r.l.	-	427	224	358
Ducati Consulting S.r.l.	17	35	66	11
Fondazione Ducati	-	2	-	-
Total	5,181	58,470	1,256	3,892

Report on the operations of Ducati Motor Holding

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. gave rise to the following economic transactions during the year ended 31 December 2006:

	Costs	Revenues

Ducati France S.A.S.	1,293	26,612
Ducati Motor Deutschland G.m.b.H.	1,155	18,326
Ducati Japan K.K.	956	18,005
Ducati North Europe B.V.	669	12,895
Ducati U.K. Limited	903	14,943
Ducati Corse S.r.l.	2,478	2,062
Ducati North America Inc.	3,555	58,770
Ducati Retail S.r.l.	1,175	163
Ducati Consulting S.r.l.	157	39
Fondazione Ducati	-	2
Ducati Desmo Finance 1 S.r.l.	1,969	442
Total	14,310	152,259

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l.
In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

•	Lease of the racing business.

•
R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles. The consideration envisaged under this contract is about € 1.0 million.

•
R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle. The consideration envisaged under this contract is about € 8.0 million.

•
Licence contract effective from 11 December 2004, under which Ducati Corse S.r.l. has granted Ducati Motor Holding S.p.A. the right to use (i) the “Ducati Corse” brand for the production and distribution of “replica Corse” motorcycles by Ducati Motor Holding S.p.A. (“Licenced Products”) and (ii) the sporting image of Ducati Corse, together with the brand name or otherwise, to promote the products, brands and distinctive marks of Ducati Motor Holding S.p.A., in return for the payment by Ducati Motor Holding S.p.A. of a fixed fee and a variable element (royalty) calculated as a percentage of the price of the Licenced Products.

Report on the operations of Ducati Motor Holding

A number of foreign subsidiaries are involved in the securitisation transaction described in note 23.

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Relations with other related parties and atypical and unusual transactions are described in the explanatory notes to the consolidated financial statements.

Pursuant to art. 79 of Consob Regulation 11971, the investments held in Ducati Motor Holding S.p.A. and its subsidiaries by board members, statutory auditors, general managers and managers with strategic responsibilities are detailed below:

		Equity interests			Equity interests
		held at end of the		Equity	held at end of the
		the prior	Equity interests	interests	the current
Name and Surname	Company held	year	purchased	sold	year

Federico Minoli	Ducati Motor Holding S.p.A.	225.000	225.000	0	450.000

Giorgio Seragnoli	Ducati Motor Holding S.p.A.	8.002.957	1.997.043	0	10.000.000

Andrea Lipparini	Ducati Consulting S.r.l.	5% of quota capital	0	0	5% of quota capital
		(nominal value € 5,000)			(nominal value € 5,000)

Managers	Ducati Motor Holding	250.328	253.972	0	504.300
with strategic	S.p.A.
responsibilities

Managers	Ducati Retail S.r.l.	1% of quota	0	0	1% of quota capital
with strategic		capital (nominal			(nominal value € 1,100)
responsibilities		value € 1,100)

All the shares held by the parties listed in the table are owned directly by them.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

As of 31 December 2005, the company held a total of 1,844,699 own shares acquired on the stock exchange for € 0.926 per share, which were sold during the first half of 2006.

As from 1 January 2005, upon the adoption of IAS by the company, own shares are classified as a direct deduction from shareholders' equity.

The company does not hold any own shares as of 31 December 2006, since those held were sold during the year.

Report on the operations of Ducati Motor Holding

Number and nominal value of own shares or shares in parent companies purchased or sold during the year

Ducati Motor Holding S.p.A. made purchases of its own shares during 2004.
These purchases were made in accordance with the shareholders' authorisations dated 7 May 2002, 6 May 2004 and 5 May 2005 and were disclosed to Consob on a timely basis.

The following information is provided with regard to the changes in own shares held:

Own shares held as of 31.12.2004	3,769,249
Purchases during 2005	-
Disposals during 2005	(1,924,580)
Own shares held as of 31.12.2005	1,844,669
Purchases during 2006	-
Disposals during 2006	(1,844,669)

Total own shares held as of 31.12.2006	-

Report on the operations of Ducati Motor Holding

Appointments held by members of the Board of Directors in other listed companies, in finance, banking and insurance companies, and other large companies

Name and Surname	Office	Company
Federico Minoli	Director Director Trustee Director	Mantero Finanziaria S.p.A. Sinnleffers AG Riders For Health Bally Shoefactories Ltd.

Massimo Bergami	Managing Director	Consorzio Alma

Marco Giovannini	Chairman	Guala Closures S.p.A.

Antonio Perricone	Chairman	BS Investimenti Sgr S.p.A.

Ulrich Weiss	Director	Benetton Group S.p.A.

Dante Razzano	Managing Director Director Director	Investindustrial S.p.A. Permasteelisa Sistemi Tecnologici Holding

Matteo Tamburini
Chairman of the Board of Statutory Auditors
Director
Chairman of the Board of Statutory Auditors
Director
Director
Director
Director
Chairman of the Board of Statutory Auditors
Director
Director
Chairman of the Board of Statutory Auditors
Director
Statutory Auditor
Director
Statutory Auditor

Statutory Auditor

Director
Chairman of the Board of Statutory Auditors
Director
Statutory Auditor
Statutory Auditor
Chairman of the Board of Statutory Auditors
Statutory Auditor
Statutory Auditor
Director
Statutory Auditor
Chairman of the Board of Statutory Auditors - Statutory Auditor
Director
Director
Chairman of the Board of Statutory Auditors
Statutory Auditor

Director

Ducati Corse S.r.l.
Marcolin S.p.A.
Unifin S.p.A.
N.C.H. Network Computer House S.p.A.
Beghelli S.p.A.
Martelli Lavorazioni Tessili S.p.A.
Adaltis Italia S.p.A.
Ciba Speciality Chemicals S.p.A.
Promotor International S.p.A.
Italiana Tabacchi S.r.l.
Centro Generale Macchine S.r.l.
Versilia Golf S.p.A.
Kartogroup S.p.A.
Risanamento S.p.A.
Imprenditori Associati S.p.A.
in liquidation
ACBGroup Finanza e Valore S.p.A. in liquidation
Gnudi Guatri Consulenti Associati S.r.l.
Ballantyne Cashmere S.r.l.
Alerion Industries S.p.A.
Investitori & Partner Immobiliari S.p.A.
Ferrari S.p.A.
Mirage Granito Ceramico S.p.A.
Gruppo Concorde S.p.A.
Ferrari Financial Services S.p.A.
DS - Data Systems S.p.A.
E.S.A.O.M. - C.E.S.A. S.p.A.
Vimec S.r.l.

TAS S.p.A.
Manifatture Sigaro Toscano S.r.l.
Olympic R.E. S.p.A.
Gemmo S.p.A.
(sole shareholder company)
Serenissima - S.G.R. S.p.A.

Report on the operations of Ducati Motor Holding

Development activities

The Company and the Group have continued to carry out study and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new knowledge and applying it in the creation and perfection of new products, and for the technological improvement of existing products.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 - Intangible assets (IAS 38. 57), are met, namely:

•	demonstrable technical feasibility of the product;

•	intention of the company to complete the development project;

•	reliable determination of the costs incurred for the project;

•	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

The development costs capitalised comprise solely those costs which can be attributed directly to the development process.

Capitalised development costs are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

With regard to the nature of these costs, it is confirmed that employment costs solely include employees with technical qualifications.

Technological consultancy costs relate to design and applied development work commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the development projects concerned; In addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above development activities; the related depreciation charges have been allocated correctly.

The development and design activities mentioned above have helped to achieve by the end of the year all the technical results that had been planned.

Financial instruments

Policy for the hedging of financial risk deriving from exchange-rate fluctuations

Ducati Motor Holding S.p.A. operates in international markets and is exposed to the risk of exchange-rate fluctuations. The policy of Ducati Motor Holding S.p.A. in this regard is described below:

•	objective: hedge expected financial flows for a period of about six months and/or a similar amount of receivables in the various currencies concerned;

•	approach: rolling, every three months;

•	time horizon: six months;

•	instruments used: forward sales of currency against euro; swaps; zero-cost options without leverage and without knockout;

•	additional strategy: seek natural hedges via purchases denominated in the currencies to be hedged.

Report on the operations of Ducati Motor Holding

Policy for the hedging of financial risk deriving from interest-rate fluctuations

Changes in interest rates might significantly increase or decrease the cost of borrowing. Current company policy is to obtain protection against significant changes in interest rates solely in relation to loan contracts that are repayable beyond 18 months.

Company policy in this regard is described below:

•	objective: obtain certainty about the financial charges deriving from medium/long-term funding;

•
approach: all funding transactions with a duration of more than 18 months are arranged with reference to a fixed rate of interest, regardless of whether they are ordinary loans or leasing transactions;

•	instruments used: interest-rate swaps (IRS) are used if the transactions are arranged with floating rates;

•
additional strategy: if the changes in funding rates can be reflected in the way funds are employed, then borrowing can be arranged at floating rates even in relation to long-term transactions (such as the securitisation of trade receivables).

Policy for the hedging of risk deriving from the management of trade receivables

Ducati Motor Holding S.p.A. manages the collection risk relating to trade receivables directly. In Italy and the other European nations served by commercial branches, credit management is based on a system of credit limits granted to dealers by the company. This system includes the charging of interest when payments are received after the due date.

The securitisation described in note 23 to the financial statements comes within the scope of the policy for the management of trade receivables.

Outlook for operations

In view of market developments and the unsatisfactory results for 2005 reported by Ducati Motor Holding S.p.A., on 13 April 2006 the company's new Board of Directors approved a recovery plan for the three-year period 2006-2008 (the “2006-2008 Business Plan”).

The 2006-2008 Business Plan envisages a net loss of about 3% of revenues in 2006, the achievement of a broad breakeven situation in 2007 and a return to profitability in 2008.

The 2006-2008 Business Plan expects to reach its objectives by, among other measures, focusing on the supply of motorcycles positioned at the top end of the range and reducing the Group's overheads. In particular, during the three-year period of the 2006-2008 Business Plan, the company intends to renew the range of motorcycles produced by:

(i)	launching five new models;

(ii)	continually updating the range of existing models; and

Report on the operations of Ducati Motor Holding

(iii)	ceasing the production of motorcycles belonging to certain families that have reached the end of their life cycle.

The company intends to attract new customers by using the Monster 695 as the “entry-level” model for the range of Ducati motorcycles.

The results for 2006 are consistent with the recovery plan.

Proposals regarding the results for the year

In concluding this report on operations attached to the Company's financial statements as of 31 December 2006, we invite you to approve the financial statements and the individual amounts reported therein, and to carry forward the net loss for the year of € 19,982,271.

for the Board of Directors The Managing Director
Federico Minoli

Report on the operations of Ducati Motor Holding

Financial statements as of 31 December 2006 and explanatory notes

Balance sheet	30
Statement of operations	31
Changes in shareholders' equity	32
Statement of cash flows	33
Explanatory notes to the financial statements as of 31 December 2006	34

Report on the operations of Ducati Motor Holding

Balance sheet

	Notes	As of 31.12.2006 €	%	inc. Related parties note 35	As of 31.12.2005 €	%	inc. Related parties note 35
Current assets
Cash and cash equivalents	16	45.680.785			21.692.925
Trade receivables, net	2	42.177.319			47.274.927
Due from Group companies	3	63.650.855		63.650.855	75.853.352		75.853.352
Inventories	4	48.762.333			53.286.997
Other current assets	5	6.243.311			6.997.507
Total current assets		206.514.603	46.1%		205.105.708	47.0%
Non-current assets
Property, plant and equipment	6	66.476.202			65.429.331
Goodwill and intangible assets with indefinite useful lives	7	80.976.475			80.976.475
Other intangible assets	8	52.014.541			39.961.393
Equity investments	9	26.325.401			26.530.401
Deferred tax assets	10	15.144.825			18.471.711
Other non-current assets		148.094			147.789
Total non-current assets		241.085.538	53.9%		231.517.100	53.0%
Total assets		447.600.141	100%		436.622.808	100%

Current liabilities
Short-term borrowing	18	29.719.628			71.839.299
Trade payables	11	80.901.127			73.224.253
Due to Group companies	12	5.147.924		5.147.924	15.023.870		15.023.870
Due to tax authorities	13	2.769.118			2.681.354
Other current liabilities	14	10.898.617		441.757	11.533.093		429.150
Provisions for risks and charges - current portion	15	12.730.834			24.417.827
Total current liabilities		142.167.248	31.8%		198.719.696	45.5%

Long-term liabilities
Long-term borrowing	18	80.287.218			80.540.786
Employee benefits	16	8.179.804			8.310.533
Deferred tax liabilities	17	20.074.208			12.959.975
Provisions for risks and charges - long-term portion	15	1.356.160			1.525.000
Total long-term liabilities		109.897.390	24.6%		103.336.294	23.7%

Total liabilities		252.064.638	56.3%		302.055.990	69.2%

Shareholders' equity
Share capital	19	163.310.323			82.867.219
Reserves	19	52.207.451			78.876.260
Retained earnings (losses)					19.593.000
Results for the year		(19.982.271)			(46.769.661)
Total shareholders' equity		195.535.503	43.7%		134.566.818	30.8%

Total liabilities and shareholders' equity		447.600.141	100%		436.622.808	100%

Report on the operations of Ducati Motor Holding

Statement of operations

	Notes	Year ended 31.12.2006 €	%	inc. related parties note 35	inc. not recurring note 1	Year ended 31.12.2005 €	%	inc. related parties note 35	inc. not recurring note 1

Net sales	24	257.610.708		143.081.224		273.629.422		146.441.286
Cost of sales	25	(225.356.594)		(2.877.648)		(252.098.711)		(5.861.174)	(14.370.000)
Gross profit		32.254.114	12.5%			21.530.711	7.9%

Other income	27	8.609.968		841.907		5.231.555		937.296
Distribution costs	28	(25.730.602)		(2.323.996)		(24.202.624)		(4.190.616)
General and administrative expenses	29	(17.412.957)		(1.285.085)	(600.000)	(32.528.003)		(2.064.896)
Other income (charges)		557.286		8.542		(1.261.051)		(38.151)
Provisions for restructuring charges	15	-				(13.000.000)			(13.000.000)
Operating results		(1.722.191)	(0.7%)			(44.229.412)	(16.2%)

Financial income	30	2.871.432		519.124		1.643.640		238.531
Financial charges	31	(7.451.770)		(1.854.453)		(8.280.992)		(1.424.017)
Exchange differences	32	(3.041.108)				851.232
Results before taxation		(9.343.637)	(3.6%)			(50.015.532)	(18.3%)

Taxation	33	(10.638.634)			223.500	3.245.872			6.924.000
Net results		(19.982.271)	(7.8%)			(46.769.660)	(17.1%)

Basic profit/(loss) per share		(0,06)				(0,29)

Diluted profit/(loss) per share		(0,06)				(0,29)

Number of shares		320.687.920				159.360.037

Report on the operations of Ducati Motor Holding

Changes in shareholders' equity (€’000)

in 2005

	Number of shares	Share capital	Share premium	IFRS transition reserve	Other reserves	Retained earnings (losses)	Total
As of 31 December 2004	158.826.407	82.590	16.661	5.572	53.665	19.368	181.139
							-
Adoption of IAS 32, 39 from 1 Jan. 2005				(155)			(3.438)
As of 1 January 2005	158.826.407	82.590	16.661	5.417	53.665	19.368	177.701
Changes in S.E. during 2005:
Allocation of 2004 results					801	(801)	-
Net profit (loss) for the year						(46.770)	(46.770)
Changes with a direct effect on
shareholders' equity							-
							-
Total changes in S.E. as a result of
operating activities			-	-	801	(47.571)	(46.770)
Increase in capital for stock options	533.630	277	108				385
Sale of own shares			2.225				2.225
Valuation of stock option plans						1.026	1.026
Total changes in S.E. relating to
the shareholders	533.630	277	2.333	-	-	1.026	3.636
As of 31 December 2005	159.360.037	82.867	18.994	5.417	54.466	(27.177)	134.567

in 2006

	Number of shares	Share capital	Share premium		IFRS transition reserve	Reserve for own shares held	Other reserves		Retained earnings (losses)	Total
As of 31 December 2005	159.360.037	82.867	18.994		5.417	-	54.466		(27.177)	134.567
Changes in S.E. during
the year ended 31.12.2006										-
Results for the year ended 31.12.2006									(19.982)	(19.982)
Changes with a direct effect on
shareholders' equity										-
Total changes in S.E. as a result of
operating activities:					-	-	-		(19.982)	(19.982)
Capital increase	160.343.960	79.933	367	**						80.300
Cost of capital increase							(2.414)			(2.414)
Increase in capital for stock options	983.923	511	198							710
Sale of own shares			1.700							1.700
Valuation of stock option plans							654	*		654
Total changes in S.E. relating to
the shareholders		80.444	2.265		-	-	(1.760)		-	80.950

Shareholders' equity as of 31.12.2006	320.687.920	163.311	21.259		5.417	-	52.706		(47.159)	195.535

Explanatory notes	19	19	19		19		19

* This represents the valuation of the stock option plans, the matching entry for which is reflected in the results for the year.

** Proceeds from the sale of options not taken up in relation to the share capital increase.

Report on the operations of Ducati Motor Holding

Statement of cash flows

	Notes	Year ended 31.12.2006 € 000	Year ended 31.12.2005 € 000
Cash flow generated by (used in) operating activities
Results for the year		(19.982)	(46.769)
Change in cumulative translation adjustment			-
Adjustments to reconcile net results with the movements of funds generated by (used in) operating activities:
- Non-monetary cost of stock options	33	654	1.026
- Amortisation and depreciation	5,6,7	20.807	22.657
- Writedowns	5,6,7	600	9.270
- Income taxes paid		(779)	(3.879)
Change in operating assets and
liabilities
- Change in operating capital	2,3,4,11,12	19.626	55.340
- Effect of adopting IAS 39 and 32 from 1 January 2005		-	(3.438)
- Other current assets	5	754	519
- Other current liabilities	14	(635)	2.874
- Due to tax authorities	13	867	(302)
- Deferred tax assets, net	10	4.759	(6.210)
- Deferred tax liabilities, net	17	7.114	1.967
- Provisions relating to employees	16	(131)	595
- Provisions for risks and charges	15	(1.350)	616
- Provisions for restructuring charges	15	(10.506)	13.000
Cash generated from operating activities (A)		21.798	47.266
Cash flow (used in) generated by investing activities
Increase in property, plant and equipment	6	(12.311)	(10.369)
Increase in intangible assets, net	7,8	(22.197)	(20.688)
Decrease on the sale of fixed assets	6	-	121
Decrease (increase) in equity investments		205	13.451
Other non-current assets		-	-
Net cash (used in) generated by investing activities (B)		(34.303)	(17.485)
Cash flow generated by (used in) operating activities net of cash used in investing activities (A-B)		(12.505)	29.781
Cash flow (used in) generated by financing activities
Net change in other assets (financial liabilities)	18	(38.720)	(41.221)
Financial assets - Credit link	18		15.000
Interest paid		(4.340)	(3.070)
Interest received		687	1.035
Increase in share capital and reserves	19	78.866	2.610
Other non-current assets		-	(1)
Net cash (used in) generated by financing activities		36.493	(25.647)
Increase (decrease) in cash and cash equivalents		23.988	4.134

Cash and cash equivalents, beginning of year	18	21.693	17.559

Cash and cash equivalents, end of year	18	45.681	21.693

Report on the operations of Ducati Motor Holding

Explanatory notes to the financial statements as of 31 December 2006

1.	Principal Accounting Policies

Ducati Motor Holding S.p.A. (hereafter, “the company” or “the parent company”) is a company formed under the laws of the Republic of Italy. The company and its subsidiaries operate in more than 8 nations, principally in the production and sale of motorcycles, spare parts, accessories and apparel. The company is based in Bologna (Italy).

The company's financial statements are prepared in euro, without decimals. The explanatory notes are presented in thousands of euro, except where stated otherwise.

(a) General policies

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from 2005, companies with a listing on a regulated market within the European Union can, for the first time, prepare their individual financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

The Company has elected to do this and, commencing from 31 December 2005, prepares its financial statements in accordance with the international accounting standards (IFRS) in force at the reference date issued by the International Accounting Standards Board and endorsed by the European Commission. The IFRS are understood to include all the revised international accounting standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which was previously known as the Standing Interpretations Committee (“SIC”).

The accounting policies adopted for the preparation of the financial statements as of 31 December 2006 have also been applied in relation to the financial statements as of 31 December 2005, presented for comparative purposes.

In addition to simple alignments, the following reclassifications reflected in the financial statements as of 31 December 2006 have also been made to the comparative information as of 31 December 2005, in order to improve the classification of the consolidated statement of operations:

•	reduction of other income by € 4,810 thousand, mainly in relation to the recovery of costs re-charged to suppliers which, in substance, represent an adjustment to the costs originally incurred;

•
increase in cost of sales by € 610 thousand, comprising additional costs of € 729 thousand, due to the improved classification of distribution, general and administrative expenses, and lower general and administrative expenses of € 119 thousand;

•
reduction in net distribution costs by € 4,143 thousand following reclassifications from other income of € 4,475 thousand and reclassifications from cost of sales and general and administrative expenses totalling € 332 thousand;

•
reduction in general and administrative expenses of € 1,277 thousand, of which € 215 thousand following reclassifications from other income and € 1,062 thousand due to the improved classification of distribution costs.

Report on the operations of Ducati Motor Holding

Furthermore, with a view to reporting better the economic substance of transactions, management has deemed it appropriate to reclassify revenues from the sale of spare parts for use in warranty work as a reduction in the related costs; the amounts for 2005 have also been reclassified and therefore differ from those previously published. This reclassification did not affect the results for the year or the shareholders' equity of Ducati Motor Holding S.p.A. The following amounts were reclassified:

(in thousands of €)	31.12.2006	31.12.2005

Revenues	(10,350)	(12,329)
Cost of sales	2,292	2,584
Distribution costs	8,058	9,745
	-	-

The amounts concerned were determined via an analysis of warranty claims. As such, the above reclassification relates entirely to the spare parts sector.

The activities of the Company were restructured during the year following the significant losses incurred in 2005. This work is still in progress.

In view of market developments at the end of 2005 and the consequent unsatisfactory results, management prepared a recovery plan for the period 2006-2010 which was presented to the Board of Directors on 16 December 2005. Rather than pursue an aggressive sales growth policy, the principal objective of this plan was to improve margins and cash generation by repositioning towards the models at the top end of the range, which earn higher margins, while also working to reduce overheads. Management believes that the Ducati Group has the ability to compete successfully at the top end of the market, although changed competitive conditions require plans for a reduced presence at lower levels.

In order to achieve this plan, which forecast a further loss at Group level in 2006, a break-even position in 2007 and the return to profitability from 2008 onwards, it was deemed necessary to obtain the required financial resources via an increase in the share capital of the company by € 80.0 million (already implemented), and to introduce new top-end models from 2007.

Following receipt on 3 May 2006 of Consob's consent to the publication of the prospectus regarding the offer under option to existing shareholders of ordinary shares in Ducati Motor Holding S.p.A. deriving from the increase in share capital for cash authorised by the Board of 13 April 2006 (the “Capital Increase”), on 4 May 2006 the Board of Directors resolved that: (i) the maximum number of new shares to be issued to service the capital increase will be 160,343,960, (ii) the unit price of the issue will be Euro 0.4985 and (ii) the ratio of shares offered under option to shares held will be 1 new share for every 1 share held.

The prospectus for the Capital Increase was published on the same date.

The offer period commenced on 8 May 2006, together with trading on the stock exchange of the rights to subscribe to the Capital Increase. Borsa Italiana S.p.A. has published the “K” coefficient for the adjustment of the price of the Company's shares on the relevant indices of Borsa Italiana S.p.A., as a consequence of the Capital Increase. Effective from 8 May 2006, this coefficient was 0.76156994.

On 12 May 2006, the Company was informed that the three principal shareholders, WM, WM II and WM III, had subscribed to the Capital Increase and exercised all their option rights.

The offer period for the rights to subscribe to the Share Capital increase ended on 26 May 2006 (the last day of stock exchange trading was 19 May 2006). During this period, subscriptions were received for 158,589,839 new shares, representing 98.9% of the 160,343,960 shares offered. The remaining 1,754,121 options not exercised by 26 May 2006 were offered on the Stock Exchange by the Company, pursuant to art. 2441.3 of the Italian Civil Code, between 5 June and 9 June 2006. They were all sold and subsequently exercised by the subscription for 1,754,121 new ordinary shares. The Capital Increase was therefore completed with subscriptions for all the 160,343,960 ordinary shares on offer, without recourse to the underwriting syndicate led by UniCredit Banca Mobiliare S.p.A.

Report on the operations of Ducati Motor Holding

The individual financial statements of Ducati Motor Holding S.p.A. as of 31 December 2006 have been prepared on a going-concern basis since management believes that the recovery plan prepared for the period 2006-2008 will in future enable the both the Company and the Group to achieve satisfactory economic results; management believes that the Ducati Group has the potential to compete at the top-end of the market.

Pursuant to Consob communication no. 6064293 dated 28 July 2006, it is confirmed that the significant non-recurring transactions carried out by the Group during 2005 mainly concerned the restructuring of the parent company's activities, while those for 2006 comprised costs associated with the tax inspection at the French subsidiary and the partial writedown of software.

The effects of these transactions are indicated below:

Economic effect (in thousands of €)	31.12.2006	31.12.2005

Provision for restructuring	-	(13,000)
Writedown of capitalised development projects	-	(9,270)
Writedown of inventories	-	(4,200)
Supplier penalties for cancelling orders	-	(900)
Writedown of capitalised software	(600)	-
Total non-recurring income and charges	(600)	(27,370)

Economic effect (in thousands of €)	31.12.2006	31.12.2005

Gross effect	(600)	(27,370)
Tax effect	223	6,924
Net effect	(1,248)	(20,446)
Results for the year	(8,523)	(46,770)
Incidence %	(14.6)%	(43.7)%

The percentage incidence of non-recurring transactions on the individual financial statement captions is indicated below:

Percentage incidence	31.12.2006	31.12.2005

Cost of sales	-	6%
General and administrative expenses	3%	-
Provision for restructuring	-	100%
Taxation	(2.1)%	213.3%

Report on the operations of Ducati Motor Holding

The effects of these transactions on the balance sheet and cash flows are indicated below:

2006 (in thousands of €)	Statement of operations	Balance sheet	Cash flow	Receivable/ Payable (-)

Writedown of capitalised software	(600)	(600)	-	-
Total	(600)	(600)	-	-

2005 (thousands of €)	Statement of operations	Balance sheet	Cash flow	Receivable/ Payable (-)

Provision for restructuring	(13,000)	(13,000)	-	(13,000)
Writedown of capitalised development projects	(9,270)	(9,270)	-	-
Writedown of inventories	(4,200)	(4,200)	-	-
Supplier penalties for cancelling orders	(900)	(900)	-	(900)
Total	(27,370)	(27,370)	-	(13,900)

The cash flow effect in 2006 of the restructuring charges recorded in 2005 amounted to € 10,506 thousand; the residual payable is likely to be settled during 2007.

The cash flow effect of the penalties for the cancellation of orders also occurred in 2006.

General criteria and formats adopted

The financial statements as of 31 December 2006 have been prepared on an historical cost basis, except in relation to the following assets and liabilities: derivative financial instruments stated at fair value, buildings stated at deemed cost on the transition to IFRS, as allowed by IFRS 1, and other financial assets and equity investments stated at fair value.

The format for the financial statements adopted by Ducati Motor Holding S.p.A. as of 31 December 2006 is consistent with that adopted in the prior year.

Pursuant to Consob resolution no. 15519 dated 27 July 2006, the formats for the balance sheet and the statement of operations identify, for each caption, the amounts relating to transactions with related parties. The costs and revenues reported in the statement of operations identify separately the elements of income (positive and/or negative) with a significant effect on the situation and results of the Group that arose from non-recurring events or transactions, being those that do not arise frequently in the ordinary course of business.

Report on the operations of Ducati Motor Holding

This format complies with IAS 1 and IAS 7 and comprises:

Balance sheet

The Balance Sheet is classified to distinguish between current and non-current assets and liabilities, with a description in the notes for each asset and liability caption of the amounts to be collected or paid within or beyond 12 months of the balance sheet date.

Statement of operations

The statement of operations is classified with reference to the purpose for which costs were incurred (the so-called “Cost of sales” basis), since this is deemed to provide the most meaningful information.

Shareholders' equity

The format of the changes in Shareholders' Equity highlights the results for the year or period; each income and expense item that is recorded directly to shareholders' equity pursuant to IFRS and their interpretations, and the total; the total profit or loss for the year or period, identifying separately the portion attributable to the shareholders of the parent company and the minority interest; the effect on each equity caption of changes in accounting policy and the correction of accounting errors, determined on the basis required by IAS 8; 8; and the retained earnings or losses at the start of the year and at the balance sheet date, together with the changes during the year.

The notes to the financial statements also indicate the amounts deriving from transactions with the shareholders, and reconcile the book value of each class of share, the share premium and the other reserves at the start and end of the accounting period, showing each change separately.

Statement of cash flows

The statement of cash flows reports the cash flows generated or absorbed by operating, investing and financing activities. The cash flows from operations are presented using the indirect method, which adjusts the net profit or loss for the year or period for the effects of non-monetary transactions, any deferrals or provisions for past or future collections or payments of an operational nature, and any cash flows deriving from income and expense of an investment or financial nature.

The cash flows associated with income taxes, interest and dividends are classified separately among, respectively, the cash flows from operating activities and the cash flows from financing activities.

(b) Accounting policies

(b.i) Foreign currency transactions

Foreign currency transactions are recorded initially using the exchange rates applying on the date they took place. Monetary assets and liabilities denominated in foreign currencies at the accounting reference date are translated using the exchange rates applying on that date. The exchange differences arising on the settlement of monetary items, or on their translation using rates other than those used at the time they were initially recorded in the current or prior years, are reflected in the statement of operations. Non-monetary, foreign currency items stated at historical cost are translated using the exchange rates applying at the time the related transactions were initially recorded. Non-monetary, foreign currency items stated at fair value are translated using the exchange rates applying at the time such values were determined.

Report on the operations of Ducati Motor Holding

(b.ii) Own shares

Commencing from 1 January 2005, own shares are recorded as a deduction from shareholders' equity, as required by IAS 32. This deduction is based on their market value at the time of acquisition, determined with reference to the stockmarket price for the shares. Subsequent changes in the carrying value of own shares and the revenues deriving from any sales are recorded as changes in shareholders' equity.

(b.iii) Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding net realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items.

(b.iv) Property, plant and equipment

(b.iv. 1) Cost

Property, plant and equipment are recorded at purchase cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned. All other costs are charged to the statement of operations as incurred.

Assets under construction are recorded at cost and classified as “Construction in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to depreciation.

As required by IAS 17, fixed assets acquired under finance leasing contracts which, in substance, transfer all the risks and benefits of ownership to the Company, are recorded using finance lease accounting methodology. This involves capitalisation of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease instalments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

Leased assets for which the lessor retains substantially all the risks and benefits of ownership are classified as operating leases. The costs of operating leases are charged to the statement of operations over the lives of the related lease contracts.

At the time of the transition to IFRS on 1 January 2004, the election allowed by IFRS 1 (IFRS 1.16) was made in relation to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

Report on the operations of Ducati Motor Holding

(b.iv. 2) Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. The following annual depreciation rates are used:

Annual depreciation rates
Buildings	3-10%
Plant and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other assets	10-25%

(b.v) Intangible assets

(b.v. 1) Goodwill

When businesses are acquired, the goodwill representing the difference between purchase cost and the company's interest at the time of acquisition in the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

Goodwill is deemed to be an asset with an indefinite life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 - Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill has been allocated by management. Any write-downs are not subject to reinstatement in the future.

On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill, the extent of the disposal gain or loss is determined having regard for the residual value of such goodwill.

On the first-time adoption of IFRS, the company elected not to apply IFRS 3 - Business combinations with retroactive effect for the businesses acquired before 1 January 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian accounting standards, subject to recognition of any losses in value identified.

(b.v. 2) Brand name

The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 - Impairment of assets to identify any losses of value at the level of the cash-generating unit to which the brand name has been allocated by management.

Report on the operations of Ducati Motor Holding

(b.v. 3) Other intangible assets

Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 - Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.

These assets are recorded at purchase or production cost and amortised on a straight-line basis over their estimated useful lives.

The costs of arranging loans and issuing bonds are included in the measurement of such loans and bonds on an amortised-cost basis.

The other intangible assets recorded on the acquisition of a business are classified separately from goodwill, if their fair value can be determined on a reliable basis.

Gains and losses arising on the disposal of intangible assets comprise the difference between their disposal and book values, and are reflected in the statement of operations at the time of disposal.

Assets not yet ready are recorded at cost and classified as “Assets in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortisation.

Research costs are expensed to the statement of operations as incurred.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 - Intangible assets (IAS 38. 57), are met, namely:

•	demonstrable technical feasibility of the product;

•	intention of the company to complete the development project;

•	reliable determination of the costs incurred for the project;

•	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

Capitalised development costs comprise solely the costs incurred that are directly attributable to the development process and are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

Development projects in progress are recorded at cost and classified as “Intangible assets in progress” until the project has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortisation.

Other intangible assets are amortised on a straight-line basis over the following periods: software and other: two / five years.

(b.vi) Equity investments

Equity investments in subsidiary companies represent interests held in the capital of entities over which Ducati Motor Holding S.p.A. exercises control. Such control exists when the company has the power, directly or indirectly, to determine the financial and operating policies of a company in order to benefit from its activities. IAS 27 establishes that equity investments in subsidiary companies must be stated in the individual financial statements of the parent company either at cost or in accordance with IAS 39 - Financial Instruments, unless they are classified as held for sale pursuant to IFRS 5.

Report on the operations of Ducati Motor Holding

Ducati Motor Holding S.p.A., which does not hold equity investments for sale and does prepare consolidated financial statements, has elected to report equity investments in subsidiary companies at cost. These equity investments are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a), as stated in note 1.b.vii “Impairment of assets”.

Investments in associated companies and joint ventures are stated at cost, as allowed by IAS 27.37.

If there is evidence of a loss in the value of equity investments in subsidiary companies, associated companies and joint ventures, such loss is charged to the statement of operations.

Investments in other companies (normally those where the holding is less than 20%) are recorded at cost and adjusted to their fair value at the balance-sheet date with a matching entry to shareholders' equity. They are valued at purchase cost if quotations in an active market are not available and their fair value cannot be determined on a reliable basis. Valuations are performed on a regular basis in order to determine if there is any objective evidence that such equity investments may have suffered a loss of value. If such objective evidence is identified, the loss of value is charged to the statement of operations.

(b.vii) Impairment of assets

At least once each year, Ducati Motor Holding S.p.A. verifies the recoverability of its property, plant and equipment and intangible assets (including capitalised development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets not yet available for use are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

When the recoverable value of an individual asset cannot be estimated, the company estimates the recoverable value of the cash-generating unit to which the asset belongs.

The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying a pre-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognised if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognised immediately in the statement of operations.

(b.viii) Financial instruments

The provisions of IAS 39 are applied to all financial assets and liabilities and all financial instruments, except for certain categories specified in IAS 39. IAS 32, associated with IAS 39, applies to all financial assets and indicates the criteria to be applied for their fair presentation in the financial statements.

The company's principal financial instruments comprise:

Report on the operations of Ducati Motor Holding

(b.viii. 1) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand stated at nominal value, or translated using the spot exchange rates at year end, in the case of foreign currency, which corresponds to their fair value.

(b.viii. 2) Trade receivables

Trade receivables collectible on normal trade terms are stated at the fair value of the initial consideration given in exchange plus the related transaction costs, as subsequently adjusted in accordance with the amortised-cost method. The value of unrecoverable amounts is estimated with reference to the present value of expected cash flows.

(b.viii. 3) Long-term securities

Securities for which there is both the intention and the ability to retain them until they mature (held to maturity” securities) are recorded with reference to the trade date and valued, at that time, at acquisition cost including any transaction charges. Subsequently, given their pre-determined maturity dates, they are valued on an amortised-cost basis using the effective interest method.

(b.viii. 4) Trade payables

Trade payables falling due on normal trade terms are stated at the fair value of the initial consideration given in exchange plus the related transaction costs, as subsequently adjusted in accordance with the amortised-cost method.

(b.viii. 5) Other financial assets and liabilities

Other financial assets that the company intends and is able to hold until maturity are recorded at amortised cost, including the related transaction costs. Financial assets held for sale are initially recorded at cost, including transaction costs, and adjusted to theirfair valueat the balance-sheet date with a matching entry to shareholders' equity. Financial assets with a pre-determined maturity date that are not listed in an active market, and whose fair valuecannot be determined on a reliable basis, are valued on an amortised-cost basis, while those without a pre-determined maturity date are valued at purchase cost. Amortised cost is determined using the effective interest method. Valuations are performed on a regular basis in order to determine if there is any objective evidence that a financial asset or group of assets may have suffered a loss of value. If such objective evidence is identified, the loss of value is charged to the statement of operations.

With the exception of derivative financial instruments, financial liabilities are initially recorded at cost, net of any transaction costs directly attributable to their creation. Following initial recording, financial liabilities are valued on an amortised-cost basis using the original effective interest method.

(b.viii. 6) Derivative financial instruments

Derivative financial instruments are only used for hedging purposes, in order to reduce exchange rate, interest rate and market price risks. As required by IAS 39, derivative financial instruments are only recorded on a hedge-accounting basis when, at the start of the hedge , they are formally designated as such, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover.

Report on the operations of Ducati Motor Holding

In order to hedge exchange-rate and interest-rate risk, the company arranges derivative contracts to cover expected total orders and contracts to hedge the effect of interest-rate fluctuations. Although the company considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value and the gains and losses arising from their valuation on this basis are recorded immediately in the statement of operations.

(b.ix) Sale of receivables

The company securitises a significant portion of its trade receivables; the details of this programme are described in note 23 “Securitisation of receivables”.

Securitisation involves the sale without recourse of a portfolio of receivables to a vehicle company, Ducati Desmo Finance 1 S.r.l. (also referred to as the SPE - special-purpose entity), established specifically for the securitisation transaction pursuant to Law 130/99.

The vehicle company finances the purchase of these receivables via the issue of securities guaranteed by them (asset-backed securities), being securities whose repayment and interest flows depend on the cash flows generated by the portfolio of receivables. The asset-backed securities are divided into classes depending on their seniority and rating: the most senior classes are placed in the market and taken up by investors; the more junior classes, whose repayment is subordinated to that of the senior classes, are normally taken up by the seller. Accordingly, the residual involvement of the seller in the receivables sold is limited to the value of the junior securities taken up.

In accordance with SIC-12 -  Consolidation - Special-purpose entities (SPE), subscription for the asset-backedjunior securities by the seller results, in substance, in the acquisition of control over the SPE. Consequently, since not all the risks and benefits have been transferred to the purchaser, the receivables remain classified as an asset and are only eliminated when settled by the principal debtor, as established in IAS 39 with reference to the derecognition of receivables.

If the company sells receivables without recourse to factoring companies, excluding those covered by the securitisation contract, such receivables are eliminated from the balance sheet at the time of the disposal since they meet the derecognition requirements established in IAS 39.

(b.x) Provisions for charges

Provisions for charges are recorded by the company when:

•	there is a legal or implicit obligation to third parties;

•	it is likely that resources will have to be used to settle the obligation;

•	the amount of the obligation concerned can be estimated reliably.

An implicit obligation is an obligation that arises at the time the company, in accordance with consolidated practice, public business policies or a sufficiently specific announcement, makes it known to other parties that it will accept the obligation, such that as a result an expectation arises in the minds of third parties that the company will honour such obligation.

Report on the operations of Ducati Motor Holding

Provisions for restructuring charges are recorded by the company when:

•	there is a legal or implicit obligation to third parties;

•	it is likely that resources will have to be used to settle the obligation;

•	the amount of the obligation concerned can be estimated reliably;

•	a formal programme identifies the principal characteristics of the restructuring plan;

•
interested third parties have a valid expectation that the company will carry out the restructuring work because implementation has already started or because the salient points have already been communicated to them.

Changes in the extent of such provisions are recorded in the statement of operations for the period in which the need for such changes is identified.

Provisions represents the best estimate of the amount the company would have to pay at year end to settle the obligation or transfer it to third parties. If the discounting effect on the value of money is significant, these provisions are determined by discounting the expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. Following discounting, the increase in the provision due to the passage of time is recorded as a financial charge.

(b.xi) Employee benefits

(b.xi. 1) Pension plans

Employees' leaving entitlements (TFR) are deemed to represent a defined-benefits plan pursuant to IAS 19. The benefits guaranteed to employees in the form of their TFR entitlement, and paid to them upon termination of the employment relationship, are recorded as their right to collect such benefits accrues. The liability for benefits to be paid on the termination of employment is determined based on actuarial assumptions and recorded on an accruals basis consistent with the work performed to obtain such benefits; the extent of the liability is determined by independent actuaries. The gains and losses determined by the actuarial calculations are recognised as revenues or costs in the statement of operations when the cumulative net value of the actuarial gains and losses not recorded in relation to each plan at the end of the prior year exceeds, by more than 10%, the higher of the obligations under the TFR plan or the fair value of the plan's assets at that date (the so-called "corridor" method).

On the first-time adoption of IFRS, the company decided to record all the actuarial gains and losses accumulated up until 1 January 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

(b.xi. 2) Compensation in the form of stock options

The company recognises additional benefits to certain managers, staff and consultants via stock option plans. In accordance with IFRS 2 - Share-based payments, these are deemed to be equity-settlement plans and, accordingly, the total fair value of stock options at the grant date must be charged to the statement of operations as a cost. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited to shareholders' equity.

Report on the operations of Ducati Motor Holding

The company has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005).

(b.xii) Costs and revenues

Costs and revenues are recorded by the company to the extent that an inflow or outflow of economic benefits is likely, and their amount can be estimated on a reliable basis. Revenues and other income, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with the reservation of title, the latter essentially accepts all the risks and benefits normally associated with ownership.

Although the IFRS do not specifically cover the classification of dealer incentives (usually based on volume sold), these costs have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in theautomotive sector.

With a view to reporting better the economic substance of transactions, revenues from the sale of spare parts to dealers for use in warranty work on motorcycles are classified as a reduction in the related warranty costs.

The cost of services is recognised on an accruals basis at the time they are received.

Grants from the Ministry for Productive Activities are recorded as other revenues when it becomes reasonably certain that Ducati Motor Holding S.p.A. will comply with the required conditions and that the related grants will be collected, which generally coincides with the expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. In particular, under the terms of the concession decrees and in the absence of any objection from the Ministry for Productive Activities or the programme manager, the company believes that it is entitled to collect the grants and that the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the programme manager.

If the grants relate to capitalised charges, they are deferred and released to match the related amortisation expense.

Financial income and expense is recognised on an accruals basis with reference to the interest accrued on the net value of the related financial assets and liabilities, determined using the effective interest rate.

(b.xiii) Taxation

Income taxes include all the taxes charged on the company's taxable income. Income taxes are recorded in the statement of operations, except for those relating to items credited or debited directly to shareholders' equity, in which case the related tax effect is recognised directly as part of shareholders' equity. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences between the fiscal value of assets and liabilities and the book value recorded in the financial statements, with the exception of non-deductible goodwill, and on carried-forward tax losses. Deferred tax assets are recognised to the extent that future taxable income is likely to be sufficient for their recovery. The recoverability of deferred tax assets is reviewed at the end of each accounting period and any amounts whose recovery is no longer deemed likely are charged to the statement of operations.

Current and deferred tax assets and liabilities are offset when the related income taxes are charged by the same tax authority and a legal right of offset exists. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply when the related timing differences become deductible or taxable or expire in accordance with current legislation.

Current income taxes are determined using the effective tax rate applying at the time the financial statements are prepared.

Report on the operations of Ducati Motor Holding

(b.xiv) Dividends

Dividends payable are reported as changes in shareholders' equity in the period in which they are authorised by the shareholders' meeting.

Dividends to be received are recorded on the date of the related shareholders' resolution.

(b.xv) Earnings per share

Basic earnings per share represents the net results for the year, divided by the weighted-average number of ordinary shares in circulation during the year, excluding any own shares held.

Diluted earnings per share is determined by adjusting the weighted-average number of ordinary shares in circulation on the assumption that all options granted with a diluting effect will be converted into ordinary shares. The stock options granted by Ducati Motor Holding S.p.A. fall into the category of potential ordinary shares with a diluting effect.

(b.xvi) Use of estimates

The preparation of the financial statements and related notes in accordance with IFRS has required management to make estimates and assumptions which affect the reported value of assets and liabilities, as well as the information provided in relation to contingent assets and liabilities at the balance sheet date. The actual results to be recorded in future may differ from these estimates. The estimates are made to record provisions for collection losses, obsolete inventories, depreciation and amortisation, the impairment of assets, employee benefits, taxation, restructuring and other expected losses. Estimates and assumptions are reviewed periodically and the effects of any changes are recorded immediately in the statement of operations.

(b.xvii) New accounting policies

The changes in accounting policy to be applied in periods subsequent to the date of these financial statements are described below. The Company is currently evaluating their impact, if any.

The IASB issued a new standard, IFRS 7 - Financial Instruments:

Disclosures , in August 2005 together with a complementary amendment to IAS 1 - Presentation of Financial Statements:

Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate many of the requirements previously contained in IAS 32 - Financial Instruments: Disclosure and Presentation. The new accounting standard also requires information about the exposure to risks deriving from the use of financial instruments, and a description of management's objectives, policies and processes for managing such risks. The amendment to IAS 1 introduces requirements for disclosures about an entity's capital. IFRS 7 and the amendment to IAS 1 became effective from 1 January 2007.

Report on the operations of Ducati Motor Holding

On 2 November 2006, IFRIC issued IFRIC 11 - IFRS 2 - Group and Treasury Share Transactions. This interpretation establishes that share-based payment plans, whereby the company receives services in exchange for its shares, must be recorded as capital instruments. This interpretation takes effect from 1 January 2008.

On 3 March 2006, IFRIC issued IFRIC 9 - Reassessment of embedded derivatives to clarify that a company must assess whether embedded derivatives are required to be separated from the host contract and recorded as stand-alone derivatives. Subsequent reassessment is prohibited, unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract. This interpretation is applicable from 1 January 2007; the company does not believe that its adoption will have any significant effect on the financial statements.

on 30 November 2006, the IASB issued IFRS 8 - Operating Segments which will be applicable from 1 January 2009 as a replacement for IAS 14 Segment Reporting. The new standard requires companies to base their segment reporting on the information used by management to make operating decisions. This requires the identification of operating segments with reference to the internal reports that are reviewed regularly by management in order both to allocate resources to the various segments and to assess their performance. At the time of releasing these financial statements, the company is evaluating the effects of adopting this standard.

Lastly, the following standards and interpretations that are not applicable to the company were issued in 2006:
•	IFRIC 8 - Scope of IFRS 2 (effective from 1 January 2007);

•	IFRIC 12 - Service Concession Arrangements (effective from 1 January 2008).

2.	Trade receivables

Trade receivables are analysed as follows:

Trade receivables	31.12.2006	31.12.2005

Domestic customers	30,162	38,243
Foreign customers	13,612	10,629
Gross total	43,774	48,872
Allowance for doubtful accounts	(1,597)	(1,597)
Net total	42,177	47,275

The reduction in trade receivables as of 31 December 2006 with respect to 31 December 2005 was mainly due to the lower volume of sales and improved credit control.

Theallowance for doubtful accounts is essentially unchanged with respect to the end of the prior year.

Report on the operations of Ducati Motor Holding

The recent changes in the allowance for doubtful accounts are as follows:

	31.12.2006	31.12.2005

Opening balance	1,597	1,447
Provisions	-	150
Utilisations	-	-
Closing balance	1,597	1,597

Based on an assessment of credit risk based on an analysis of historical experience, no provisions for doubtful accounts were recorded in 2006.

Gross trade receivables are analysed below by geographical area:

	31.12.2006	31.12.2005

Italy	30,162	38,243
Switzerland	2,206	2,704
Austria	1,727	1,942
Australia	3,303	340
Spain	822	217
Greece	464	665
South Africa	730	606
Mexico	285	288
Other	4,075	3,867
Total	43,774	48,872

3.	Due from Group companies

Amounts due from Group companies are analysed as follows:

	31.12.2006	31.12.2005

Ducati France S.A.S.	7,770	8,276
Ducati Motor Deutschland G.m.b.H.	9,911	14,723
Ducati Japan K.K.	16,330	21,356
Ducati North Europe B.V.	1,919	2,391
Ducati U.K. Limited	5,498	4,825
Ducati Corse S.r.l.	10,989	6,506
Ducati North America Inc.	10,753	17,468
Ducati Retail S.r.l.	427	238
Ducati Consulting S.r.l.	52	70
Fondazione Ducati	2	-
Total	63,651	75,853

These receivables derive from commercial transactions with the above companies, except for the amount due from Ducati Corse S.r.l. which comprises a trade receivable of € 5,846 thousand and a financial receivable of € 5,143 thousand. This last amount mainly comprises a loan of € 3,813,538 plus interest, granted on 7 August 2006 at Euribor +1.75%, together with a financial receivable of € 1,260,438 that arose on recognition of the Ires payable by the tax group formed by Ducati Corse S.r.l. and the parent company for the three-year period 2006-2008.

Report on the operations of Ducati Motor Holding

4.	Closing inventories

Closing inventories, stated net of the allowance for obsolete and slow-moving inventory, comprise:

	31.12.2006	31.12.2005

Raw, ancillary and consumable materials	8,159	6,375
Inventory allowance	(1,127)	(1,134)
	7,032	5,241

Work in process and semi-finished products	12,988	12,520
Inventory allowance	(2,002)	(2,482)
	10,986	10,038

Finished products	35,690	43,381
Inventory allowance	(4,946)	(5,373)
	30,744	38,008

Total	48,762	53,287

The decrease in closing inventories since 31 December 2005 is associated with an improvement in the planning of production, having regard for forecast sales.

The recent changes in the inventory allowance are as follows:

	31.12.2006	31.12.2005

Opening balance	8,989	4,797
Net change during the year	(914)	4,192
Closing balance	8,075	8,989

Report on the operations of Ducati Motor Holding

5.	Other current assets

Other current assets comprise:

	31.12.2006	31.12.2005

VAT recoverable	694	2,513
Tax advances and other tax credits	1,188	1,524
Advances to suppliers	323	1,281
Other receivables	753	924
Accrued income and prepaid expenses	3,285	756
Closing balance	6,243	6,998

The significant increase in accrued income and prepaid expenses as of 31 December 2006 with respect to the prior year is primarily attributable to insurance premiums, leasing charges, loan-arrangement expenses, the deferral of income from product warranty and maintenance contracts and the costs of hedging contracts, as well as the reclassification of bank charges incurred to arrange a line of credit that is currently unused (classified as a reduction of the related bank loan in the prior year).

6.	Property, plant and equipment

Property, plant and equipment as of 31 December 2005, € 66,476 thousand, is stated net of accumulated depreciation totalling € 90,977 thousand, of which € 11,264 thousand was charged in the year ended 31 December 2006.

Buildings include leasehold improvements of € 2,100 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained in the note on "Leasing", and are being amortised over their estimated useful lives.

The changes in property, plant and equipment during 2006 and 2005 are summarised below:

Total property, plant and equipment	31.12.2006	31.12.2005

Opening balance	65,429	68,125
Net increases	12,311	10,370
Depreciation	(11,264)	(12,944)
Net decreases	-	(122)
Closing balance	66,476	65,429

The changes in the various captions comprising property, plant and equipment during 2006 and 2005 are analysed in Attachments 1 and 2. The depreciation of property, plant and equipment has been charged to the statement of operations as follows:

	31.12.2006	31.12.2005

Cost of sales (note 25)	9,802	11,239
General and administrative expenses (note 29)	1,462	1,705
Total	11,264	12,944

Report on the operations of Ducati Motor Holding

As of 31 December 2006, the company is party to leasing contracts for industrial buildings, machinery and robotised workstations amounting to about € 27,303 thousand.

Ducati Motor Holding S.p.A. has entered into a "sale and lease-back" transaction involving an industrial building located within the factory complex at Via A. Cavalieri Ducati 3, Bologna.

The transaction involved selling the building at around book value to "Locafit Locazione Macchinari Industriali S.p.A.", a leasing company, in 2001 for € 20,710 thousand, and then signing a lease-back contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, the company will pay Locafit S.p.A. the amount due in 32 quarterly instalments, as established in the contract.

The nature of the finance lease liability is analysed below:

	31.12.2006	31.12.2005

Current portion	3,498	3,377
Long-term portion	5,724	9,232
Total lease liability	9,222	12,609
Less interest element	(428)	(712)
Present value of lease liability	8,794	11,897

Current portion - principal (note 18)	3,239	3,059
Long-term portion - principal (note 18)	5,555	8,838
Total	8,794	11,897

7.	Goodwill and intangible assets with an indefinite life

Goodwill and intangible assets with an indefinite life comprise:

	31.12.2006	31.12.2005

Brand name	71,248	71,248
Goodwill	9,728	9,728
Closing net book value	80,976	80,976

The brand name consists of the “Ducati” name, which was purchased for the amount established at the time the motorcycle division was acquired from Ducati Motorcycles S.p.A. in 1996.

As of 31 December 2006, the brand name is pledged to secure the syndicated loan arranged by the company on 9 May 2005, as described further in note 18.

Goodwill mainly reflects the amount recognised on the conferral of business activities in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business.

The intangible assets with an indefinite life (Ducati brand) and the goodwill were subjected to an impairment test (recoverable value) as of 31 December 2006, as required by IAS 36. This test involves checking that the recoverable value of the asset (the brand name) or the CGUs (cash generating units) to which the goodwill was allocated exceeds their carrying amount. Recoverable value is the higher of value in use (being the value recoverable from expected cash flows) or fair value, after the deduction of selling costs (being the net price realisable from a disposal).

Report on the operations of Ducati Motor Holding

Impairment testing of the brand name and the goodwill involves identifying the relevant CGU. As of 31 December 2005 the “High-margin motorcycles” segment was identified at the reference CGU for determining the recoverability of goodwill and the profitability of the brand name. As part of the strategic repositioning of the Ducati range in 2006, all the motorcycles in the range were grouped together in one CGU, given the limited differences in the profitability of the various models. Accordingly, it is no longer necessary to identify and monitor a specific CGU, comprising high-margin motorcycles, within the motorcycle segment. The impairment test was therefore carried out with reference to the motorcycle segment as a whole.

For impairment testing purposes:

a)	goodwill was allocated in full to the motorcycles segment;

b)	the Ducati name was allocated as follows:

Segment	Amount Allocated

Motocycles	54,937
Spare parts	8,715
Accessories and Apparel	6,648
Other	949
Total	71,249

The value in use of the brand name has been estimated using the “Royalty Relief Method”.

The royalty rate applied to the sales of the motorcycle segment is 4.7%, which corresponds to the minimum royalty rate implicit in the carrying amounts of comparable brands in the financial statements of firms that prepare their financial statements under IAS/IFRS. This rate corresponds to the application of a royalty rate of 8.6% to the sales of the motorcycles with the highest margin (the royalty rate used last year was 7.4%). The royalty rate applied to the other segments is 4.7% (5% last year).

The after-tax flow of royalties has been capitalised at a rate of 9.76% (15.55% pre-tax). The value of the brand name determined in this way exceeds the corresponding carrying amount in each segment.

The recoverable value of goodwill has also been estimated using a criterion based on the forecast flow of earnings. The related earnings streams were considered net of a normal level of remuneration for tangible fixed assets and the brand name, and their present value was compared with the book value of goodwill. This criterion is based on the capitalisation of the normalised, average super-profits that the Group is able to generate. The capitalisation rate used was 9.76% (15.55% pre tax). The recoverable value of goodwill estimated in this manner exceeds its book value.

The earnings streams used to estimate the recoverable value of the brand name and goodwill are those reflected in the 2007-2010 plan approved by the company's Board of Directors. These flows derive from management's best forecast of future operating conditions. These flows were utilised after checking the consistency of the results for 2006 with the budget for 2006.

The after tax, weighted-average cost of capital WACC ) is 6.90% (6.45% last year). This was determined using a risk-free rate of 4%, a credit spread of 2.1%, a beta of 1, an equity risk premium (E.R.P.) of 4%, a target borrowing ratio of 30% (Total Borrowing / Total Assets) and, lastly, the full Ires corporate tax rate of 33%. In order to calculate the value-in-use of the brand name and goodwill (the intangible assets with an indefinite useful life), the terminal earnings projected forward in perpetuity without growth.

Report on the operations of Ducati Motor Holding

Based on the methodology applied, the value-in-use of the Ducati brand name and goodwill is significantly higher than their book value.

8.	Other intangible assets

Other intangible assets are stated net of accumulated amortisation and comprise:

	31.12.2006	31.12.2005

Development costs	19,018	14,750
Software	2,319	4,214
Other	608	-
Assets in progress	30,070	20,997
Closing net book value	52,015	39,961

The changes in other intangible assets during 2006 and 2005 are summarised below:

Total intangible fixed assets	31.12.2006	31.12.2005

Opening balance	39,961	38,257
Net increases	22,197	20,685
Writedowns (note 29)	(600)	(9,270)
Amortisation	(9,543)	(9,711)
Closing balance	52,015	39,961

The changes in other intangible assets during the years ended 31 December 2006 and 2005 are analysed in Attachments 3 and 4.

Capitalised development costs essentially relate to projects for the development of engines and new models of motorcycle. Development projects have, in particular, determined ways to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand's distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Assets in progress and advances totalling € 30,070 thousand as of 31 December 2006 (€ 20,997 thousand as of 31 December 2005) include € 29,357 thousand (€ 20,731 thousand as of 31 December 2005) in relation to development projects that have not yet entered the industrialisation stage, of which about € 26,699 thousand (€ 13,524 thousand as of 31 December 2005) regarding the Desmosedici RR Grand Prix (GP) motorcycle which will be industrialised and sold during 2007. The other € 2,658 thousand relates to new models that will enter into production during 2007 and 2008.

Report on the operations of Ducati Motor Holding

The total writedowns recorded in 2006 relate to part of the software capitalised from 2002 onwards.

It was initially expected that this software would be used throughout the Group but, at the end of 2006, it was effectively operational only at Ducati North America Inc. Ltd.

At the time of preparing these financial statements, a new project is under development for the adoption of new software; accordingly, given the residual useful life of the current software, the company has decided to record a partial writedown. The estimated residual useful life is two years.

The total software writedowns charged to general and administrative expenses (note 29) in the 2006 statement of operations amounted to € 600 thousand.

The amortisation of intangible assets has been charged to the statement of operations as follows:

	31.12.2006	31.12.2005

Cost of sales (note 25)	7,807	8,008
General and administrative expenses (note 29)	1,736	1,703
Total	9,543	9,711

9.	Equity investments

The changes in equity investments during 2006 were as follows (€/000):

	Share	%	Book value		Book value	Share of equity	Provisions to cover
	capital	ownership	31.12.2005	Writedowns	31.12.2006	31.12.2006	losses

Subsidiary companies
Ducati France S.A.	605	100%	605	(605)	0	(555)
Ducati Japan K.K.	134	100%	-	-	-	(4.034)	4.542
Ducati Deutschland G.m.b.H.	256	100%	643	-	643	1.380
Ducati North Europe B.V.	19	100%	-	-	-	847
Ducati Corse S.r.l.	15.000	100%	15.000	-	15.000	15.730
Ducati U.K. Ltd.	79	100%	-	-	-	(1.684)	1.430
Ducati North America Inc. Ltd	352	100%	10.072	-	10.072	13.405
Ducati Retail S.r.l.	110	99%	108	-	108	124
Ducati Consulting S.r.l.	100	85%	85	-	85	73
Fondazione Ducati	100	100%	-	-	100	95

Total investments in subsidiary companies			26.513	(605)	26.008	25.381	5.972

Investments in joint ventures
Ducati Financial Services S.r.l.	600	50%	-	-	300	300

Total investments in joint ventures			-	-	300	300

Other equity investments
Ancma			2	-	2	n.a.
Consorzio Diamante			8	-	8	n.a.
Assonime - Emittente Titoli			7	-	7	n.a.

Total other equity investments			17	-	17	n.a.

Total equity investments			26.530	(605)	26.325	25.681	5.972

Equity investments in subsidiary companies were subjected to impairment testing given evidence of a possible loss of value. This involved comparing their carrying value with the recoverable value represented by the interest held in their shareholders' equity since, in the circumstances, this is deemed to reflect the financial flows generated by the individual subsidiaries.

As a result of this test, the equity investment in Ducati France S.A.S. has been written down by a charge of € 605 thousand to the 2006 statement of operations (note 29).

Report on the operations of Ducati Motor Holding

The “Provisions for risks and charges” include amounts reflecting the negative equity of subsidiary companies, with the exception of Ducati France S.A.S. whose equity deficit is deemed to be partially recoverable.

On 17 March 2006, the Company formed a foundation known as "Fondazione Ducati" whose primary goal is to promote activities of a cultural, scientific, social and recreational nature linked to the world of motorcycles. In addition, but only as a secondary activity in pursuit of its objects, Fondazione Ducati may also carry out any commercial, industrial and financial transactions deemed necessary and useful for the achievement of its primary goal. The foundation's capital has been fully paid in and it was recognised as a separate legal entity on 20 March 2007.

On 15 November 2006, Ducati Motor Holding S.p.A. entered into a joint venture contract with Linea S.p.A., a financial intermediary, for the formation of a company known as “Ducati Financial Services S.r.l.”, which is owned equally by the two companies. The activities of the new company as a financial intermediary (following registration on the lists envisaged by Decree 385 dated 1 September 1993 and subsequent amendments) will consist in the direct provision of consumer credit to customers of the company and loans to the network of dealers, as well as the issue and management of a “Ducati” credit card, once any required administrative authorisations have been obtained.

The articles of association of Ducati Financial Services S.r.l. were signed on 12 December 2006.

10.	Deferred tax assets

The changes in deferred tax assets are shown below:

	31.12.2006	31.12.2005

Opening balance	18,472	12,262
Provision (utilisation) charged to the statement of operations (note 34)	(4,742)	6,210
Reclassifications	(17)	-
Deferred tax assets recognised directly among the reserves	1,432	-
Closing balance	15,145	18,472

Deferred tax assets mainly reflect the effect of provisions that are not tax deductible and the partial recognition of the effect of tax losses carried forward.

Report on the operations of Ducati Motor Holding

Deferred tax assets comprise:

			Released to
	As of	Reclassification	operations and			As of
Deferred tax assets	31.12.2005	of op. balances	increases	Reserves		31.12.2006

Tax losses carried forward by DMH	4.450	-	-	-		4.450
Provisions by DMH disallowed
for tax purposes	13.252	-	(4.285)	-		8.967
Intangible assets	730	-	(290)	-		440
Amortized cost	40	(17)	-	-		23
Reduction of shareholders' equity
by cost of capital increase	-	-	(167)	1.432	*	1.265

Total deferred tax assets	18.472	(17)	(4.742)	1.432		15.145

* Tax effect of the capital increase expenses recorded directly as a deduction of shareholders' equity.

The Directors believe that the company will generate sufficient future taxable income for the recovery of the deferred tax assets recorded as of 31 December 2006 to be likely. In particular, these entries take account of the profitability envisaged in the latest plans prepared by management, as well as available tax planning opportunities.

The timing differences and carried-forward tax losses generating these deferred tax assets are summarised below:

	2006				2005
	Value of				Value of
	timing	Rate	Tax		timing	Rate	Tax
	differences	%	effect		differences	%	effect

Deferred tax assets

Provisions for product warranties	5.178	37.25%	1.929		5.778	37.25%	2.152
Inventory allowance	6.409	37.25%	2.387		7.403	37.25%	2.758
Maintenance expenses	4.324	37.25%	1.611		3.540	37.25%	1.319
Entertaining expenses	370	37.25%	138		303	37.25%	113
Elimination of capital increase expenses	3.844	37.25%	1.432	*
Other	1.442	37.25%	537		2.531	37.25%	943
Writedown of equity investments	-	33.00%	-		2.143	33.00%	707
Writedown of own shares	-	33.00%	-		381	33.00%	126
Allowance for doubtful accounts	619	33.00%	204		619	33.00%	204
R & D	409	4.25%	17		7.064	4.25%	300
Tax losses carried forward	13.484	33.00%	4.450		13.484	33.00%	4.450
Provision for restructuring	-	37.25%	-		8.000	37.25%	2.980
Provision for restructuring	2.494	33.00%	823		5.000	33.00%	1.650
Intangible assets	1.180	37.25%	440		1.960	37.25%	730
Amortized cost	69	33.00%	23		121	33.00%	40
Provision for employee bonuses	1.900	33.00%	627		-		-
Exchange differences	1.597	33.00%	527		-		-

Total deferred tax assets	43.319		15.145		58.327		18.472

* Tax effect of the capital increase expenses recorded directly as a deduction of shareholders' equity.

Deferred tax assets of about € 18.4 million have not been recognised in relation to tax losses carried forward for IRES purposes totalling about € 55.6 million. Based on the budgets prepared by management and the available tax planning opportunities, as of 31 December 2006 the company has recorded deferred tax assets totalling about € 18.8 million (€ 13.5 million as of 31 December 2005) in relation to tax losses carried forward. No deferred tax assets have been recognised in relation to the additional tax losses carried forward, since they would only be recoverable against future taxable income over an extended period of time, for which it is currently problematic to make forecasts that are reasonably reliable.

Report on the operations of Ducati Motor Holding

11.	Trade payables

Trade payables are analysed as follows:

	31.12.2006	31.12.2005

Domestic suppliers	58,910	55,411
Foreign suppliers	8,053	8,429
Invoices to be received	13,938	9,384
Total	80,901	73,224

Trade payables reflect the liability to suppliers of goods and consultancy services. The increase with respect to last year was due to the deferred payment terms obtained from certain suppliers, as well as greater purchasing at year end, as evidenced by the increase in invoices to be received.

Trade payables are analysed below by geographical area:

	31.12.2006	31.12.2005

Italy	70,517	63,353
Germany	1,227	1,396
Austria	1,975	2,647
Spain	1,050	1,147
Sweden	1,909	1,212
Netherlands	738	838
Japan	1,038	853
Other	2,447	1,778
Total	80,901	73,224

Report on the operations of Ducati Motor Holding

12.	Due to Group companies

Amounts due to Group companies are analysed as follows:

	31.12.2006	31.12.2005

Ducati France S.A.S.	487	395
Ducati Motor Deutschland G.m.b.H.	237	75
Ducati Japan K.K.	66	170
Ducati North Europe B.V.	43	57
Ducati U.K. Limited	138	-
Ducati Corse S.r.l.	2,764	10,359
Ducati North America Inc.	754	3,551
Ducati Retail S.r.l.	582	261
Ducati Consulting S.r.l.	77	156
Total	5,148	15,024

Amounts due to Group companies mainly derive from commercial transactions for the purchase of materials or services, except for € 958 thousand due to Ducati Corse S.r.l., € 224 thousand due to Ducati Retail S.r.l. and € 66 thousand due to Ducati Consulting S.r.l.. These payables relate to VAT recoverable as part of the Group VAT election, the sale of receivables and the unpaid capital due to Ducati Consulting S.r.l., € 64 thousand. n particular, relations with la Ducati Corse S.r.l. include an R&D contract for the development of the GP motorcycle.

The reduction in the amount due to Ducati Corse S.r.l. mainly reflects the shorter payment terms agreed with respect to the prior year.

13.	Due to the tax authorities

Amounts due to the tax authorities in the short term are analysed as follows:

	31.12.2006	31.12.2005

VAT payable	1,034	-
Flat-rate tax on revaluation of brand name	-	1,292
Taxes withheld - employees	1,626	1,295
Taxes withheld - freelance personnel	83	69
IRAP	-	-
Other	26	25
Total	2,769	2,681

Amounts due to the tax authorities mainly comprise direct and indirect taxes payable, net of advance payments, as well as taxes withheld at source by the company from the remuneration of employees and free-lance personnel.

The balance of the 19% flat-rate tax relating to the revaluation of the brand name in the 2003 financial statements was paid in July 2006.

Current taxes payable are estimated based on the best interpretation of the law relating to such taxes.

Report on the operations of Ducati Motor Holding

With regard to Ducati Motor Holding S.p.A. and Ducati Corse S.r.l., the Group has made the election envisaged in Decree 344 dated 12 December 2003, concerning the reform of the fiscal system (Law 80 dated 7 April 2003), which introduced two new options for Group taxation: the consolidation of groups and transparency. The related estimated tax charge as of 31 December 2006 was recorded both in accordance with IAS 12 and the requirements of the Italian Accountancy Board (O.I.C.).

The tax years from 2001 are still open for direct and indirect taxation purposes.

The company is not involved in any significant tax disputes as of 31 December 2006.

14.	Other current liabilities

Other current liabilities are analysed as follows:

	31.12.2006	31.12.2005

Advances	1,016	3,684
Due to employees	6,486	3,300
Due to social security institutions	2,251	2,166
Accrued expenses and deferred income	584	1,216
Miscellaneous payables	562	1,167
Total	10,899	11,533

Amounts due to employees at year end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken).

The decrease in advances reflects the substantial advance from an importer that was recorded in the financial statements as of 31 December 2005.

The increase in the amount due to employees mainly relates to the provisions for bonuses totalling € 1.7 million.

The decrease in accrued expenses and deferred income mainly reflects the fair value adjustment of € 289 thousand recorded in relation to the hedging contracts of Ducati Motor Holding S.p.A.

Report on the operations of Ducati Motor Holding

15.	Provisions for charges

The changes in the provisions for charges during 2006 are analysed below:

	As of				As of
	01.01.2006	Reclassifications	Increases	Utilisations	31.12.2006

Provisions for product warranties -
short term	4.263	169	3.241	(3.841)	3.832

Provisions for product warranties -
long term	1.525	(169)		-	1.356

Provisions for legal and
other disputes	1.176	-		(750)	426

Provisions for losses on investments in
subsidiary companies (note 9)	5.972			-	5.972
Total	12.936	-	3.241	(4.591)	11.586

Provision for restructuring	13.007			(10.506)	2.501

Total provisions for charges	25.943	-	3.241	(15.097)	14.087

The provision for product warranties, € 5,188 thousand as of 31 December 2006,  of which € 1,356 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns that might be required in future.

The provisions for legal disputes, € 426 thousand as of 31 December 2006, are analysed as follows:

1.
€ 26 thousand (€ 26 thousand as of 31 December 2005) representing the residual provision in relation to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. were called before the New Jersey District Court by the widow of the champion motorcyclist Mike Hailwood, acting as the alleged trustee of his estate. Mrs Hailwood maintained that by marketing and selling a model called the "MH900e", using Mike Hailwood's initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood's estate. Mrs Hailwood asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood's name and initials any more. In order to settle the dispute, an agreement was reached between the Company and the counterparty.

This agreement envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood. € 349 thousand has already been paid to the counterparty, while the remaining € 26 thousand is awaiting payment.

2.	50 thousand (€ 50 thousand as of 31 December 2005) provided by the company to cover legal risks in relation to minor disputes with employees.

Report on the operations of Ducati Motor Holding

3.
€ 350 thousand (€ 350 thousandas of 31 December 2005) for risks relating to the dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor Holding S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on the company claiming around € 6,714 thousand in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of the company to honour its supposed obligation to sponsor the racing team for three years. The first-level court has decided the ensuing dispute by sentencing Ducati Motor Holding S.p.A. to pay € 310 thousand, plus inflation adjustment and legal interest, in consideration of its pre-contractual responsibility to Virginio Ferrari and Virginio Ferrari Racing, as well as € 12.6 thousand for legal expenses. The company has therefore recorded a provision for the amount that it has been sentenced to pay by the first-level court, together with the related legal expenses. Ducati Motor Holding S.p.A. has filed an appeal against this ruling and applied for enforcement of the sentence to be suspended. The second-level court, being the Employment Section of the Bologna Court of Appeal, partially accepted the company's application by subordinating the enforcement of the first-level sentence to the provision by Virginio Ferrari of a bank guarantee for Euro 310 thousand, plus inflation adjustments and legal interest. The company does not believe that additional liabilities will emerge in this regard, over and above the provisions already recorded.

4.
€ 0 thousand (€ 750thousand as of 31 December 2005) relating to an agreement essentially reached with a supplier regarding the cancellation of orders for materials following the elimination of certain models from the product range, consistent with the new strategy that focuses the company and the Group on the production of top-end motorcycles. This liability was settled in full prior to 31 December 2006.

The provisions for losses on investments in subsidiary companies recorded as of 31 December 2005, € 5,972 thousand, relate to Ducati Japan K.K. and Ducati UK Ltd. for the reasons described in note 9. In relation to the writedown of the investment in Ducati France S.A.S., the loss for 2006 has not been covered in full since, following an analysis, its recoverable value is deemed to be greater than the equity deficit.

The provision for restructuring amounts to € 2,501 thousand (€ 13,007 thousand as of 31 December 2005).

Following the plan presented by management to refocus the business on top-end motorcycles, on 16 December 2005 the Board of Directors approved and, via a press release, informed the market about a provision for restructuring of € 13,000 thousand to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company's organisational structure.

The above provision included:

•
€ 8,000 thousand associated with the need for action to significantly reduce the inventories of low-end motorcycles held by the dealer network, based on an analysis of the inventories held by leading dealers;

•	€ 5,000 thousand for a simultaneous and complex reorganisation involving the repositioning of personnel in relation to product innovation, ahead of the forthcoming relaunch of the business.

Utilisation of this provision during the year to 31 December 2006 totalled € 10,506 thousand, of which € 8,000 thousand to facilitate the reduction of inventories and € 2,506 thousand for the modification and improvement of the company's organisational structure.

Report on the operations of Ducati Motor Holding

Accordingly, the balance of this provision as of 31 December 2006 is € 2,494 thousand, solely in relation to the continuation of work to improve the organisational structure, essentially in line with the original plan, and €7 thousand representing the residual balance of a provision recorded by the US subsidiary.

16.	Employee benefits

The provisions relating to employees comprise the employees' leaving entitlements recorded by the company.

The changes in these provisions are as follows:

	2006	2005

Opening balance	8,310	7,715
Provisions for the year (note 26)	1,641	1,590
Utilisations	(1,771)	(995)
Closing balance	8,180	8,310

Utilisation of the provision reflects a partial transfer to supplementary pension funds, as well as payments to leavers and on redundancies linked with the reorganisation planned by the company at the end of 2005.

The principal actuarial assumptions used to estimate the leaving entitlements to be paid on the termination of employment are set out below:

(a) Discount rate (annual):	2004: 5.00% p.a.
2005: 4.50% p.a.
2006: 4.00% p.a.

(b) Expected increase in remuneration:

Managers	4.00%
Supervisors	2.25%
Office staff	3.00%
Factory workers	3.50%

(c) Turnover: 5% on average.

The cumulative actuarial profit as of 31 December 2006, € 490 thousand, deriving from the actuarial calculation has not been credited to the statement of operations since the cumulative net amount falls within the limits set by the corridor method.

Report on the operations of Ducati Motor Holding

17.	Deferred taxation

The changes in deferred taxation are shown below:

	31.12.2006	31.12.2005

Opening balance	12,960	10,993
Provision (utilisation) charged to the statement of operations (note 34)	7,132	1,967
Translation adjustment and other changes	(18)	-
Closing balance	20,074	12,960

The increase with respect to last year mainly relates to the deduction for tax purpose of the amortisation charged on the brand name and goodwill.

The changes in the individual captions during 2006 are analysed below:

			released to
	As of	Reclassification	operations and	As of
Deferred tax liabilities	31.12.2005	of op. balances	increases	31.12.2006

Accelerated depreciation	(1.846)	-	-	(1.846)

Revaluation of building	(2.687)	-	86	(2.601)

Fiscal amortisation of goodwill	(5.038)	-	(5.647)	(10.685)
Leasing	(2.929)	-	(771)	(3.700)

Other	(460)	18	(800)	(1.242)

Total deferred tax liabilities	(12.960)	18	(7.132)	(20.074)

The temporary differences that have generated these deferred taxes are summarised below:

	2006			2005
	Value of			Value of
	timing	Rate	Tax	timing	Rate	Tax
	differences	%	effect	differences	%	effect

Deferred tax liabilities

Accelerated depreciation	4.956	37.25%	1.846	4.956	37.25%	1.846
Revaluation of building	6.983	37.25%	2.601	7.213	37.25%	2.687
Leasing	9.932	37.25%	3.700	7.863	37.25%	2.929
Amortisation of brand name and goodwill	28.685	37.25%	10.685	13.526	37.25%	5.038
Fair value adjustment of IRS and derivatives	1.739	33.00%	574	460	33.00%	152
Actuarial adjustment of leaving indemnities	945	33.00%	312	866	33.00%	286
Other	956	37.25%	356	68	33.00%	22
Total deferred tax liabilities	54.196		20.074	34.952		12.960

Report on the operations of Ducati Motor Holding

18.	Net financial position

The net financial position is analysed below:

	As of	As of
	31.12.2006	31.12.2005
	€ 000	€ 000

Cash and cash equivalents	45.681	21.693

Due to banks	(10.148)	(45.094)

Due to other providers of finance - current portion	(29.493)	(26.745)

Net financial position - short term	6.040	(50.146)

Syndicated loan	(52.404)	(62.123)

Long-term loans,
net of current portion	(12.407)	(9.580)

Due to other providers of finance,
net of current portion	(5.555)	(8.838)

Long-term borrowing	(70.366)	(80.541)

Net financial position (1)	(64.326)	(130.687)

(1) As defined in Consob Communication DEM/6064293 dated 28.07.2006.

The net financial position of Ducati Motor Holding S.p.A. as of 31 December 2006 reflects net debt of about € 64.3 million, compared with net debt as of 31 December 2005 of about € 130.7 million. This improvement of about € 66.4 million reflects a decrease in net debt as a result of the cash flow generated by operating activities, about € 21.8 million, and the increase in share capital and reserves by € 78.9 million (as described further in the section on corporate transactions during 2006), as partially offset by investing activities of € 34.3 million.

The net financial position comprises:

a. Cash and cash equivalents represented by cash and unrestricted deposits on bank current accounts.

b. Short-term bank loans of € 10,148 thousand include:

•	current account overdrafts totalling € 227 thousand;

•	the current portion of the syndicated loan mentioned in letter d. below, € 9,921 thousand.

c. The current portion of amounts due to other providers of finance, € 29,493 thousand, includes:

•	the current portion of amounts due to leasing companies, € 3,239 thousand (note 6);

•	the amount due to Ducati Desmo Finance 1 S.r.l., € 26,254 thousand.

Report on the operations of Ducati Motor Holding

d. In order to refinance the bond repayment on 31 May 2005 and other working capital requirements, la Ducati Motor Holding S.p.A. obtained a syndicated loan totalling €100 million on 9 May 2005.

This loan, arranged by Unicredit Banca Mobiliare and granted by a banking syndicate to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l., comprises the following lines of credit:

•
a principal, long-term line of credit for € 63.6 million, expiring 5 years from the date of signing the loan contract, with a floating interest rate linked to 3-month Euribor plus a spread of 75 basis points;

•
a revolving line of credit for € 20.4 million, renewable upon expiry after one year, with a floating interest rate linked to Euribor plus a spread of 50 basis points, which was previously included among short-term bank loans. This loan was repaid in full prior to 31 December 2006, although the related line of credit remains available. In particular, the loan was repaid in full on 8 August 2006.

For both lines of credit, the mechanism for the interest-rate calculation envisages an improvement/deterioration in the spread based on the economic and financial results reported by the company. However, with regard to the long-term line of credit, the company has arranged an interest rate swap with UniCredit Banca Mobiliare S.p.A. whereby the effective interest rate paid on this facility is fixed at 2.755%, plus a spread determined with reference to the economic and financial performance of the company, considering a leverage ratio that, in turn, reflects the change in the above spread used to calculate the interest rate on this line of credit.

The principal long-term line of credit as of 31 December 2006 totals € 62,325 thousand (€ 63,636 thousand, net of € 1,311 thousand due to valuation using the amortised-cost method), of which the current portion is € 9,921 thousand (net of € 685 thousand due to valuation using the amortised-cost method), and the long-term portion is € 52,404 thousand (net of € 626 thousand due to valuation using the amortised-cost method).

The loan is guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. and, among other matters, includes certain restrictions concerning:

•	the distribution of dividends and/or equity reserves;

•	the sale of assets by the Group;

•	the giving of guarantees;

•	the granting of loans to third parties.

The following guarantees have been given in relation to this loan:

•	pledge of all present and future quotas in Ducati Corse held now and at any time in the future by Ducati Motor Holding;

•	pledge of all present and future shares in Ducati North America Inc. held now and at any time in the future by Ducati Motor Holding;

•	pledge of the “Ducati” brand name owned by Ducati Motor Holding;

•	pledge of the “Ducati Corse” brand name owned by Ducati Corse;

•	special privileges pursuant to art. 46.1.a) and b) of the Consolidated Banking Law over the fungible operating assets of Ducati Motor Holding;

•
guarantee given by Ducati Motor Holding to the Lending Banks, concerning the proper and timely performance by Ducati Corse of its obligations under the contract, in return for a payment to Ducati Motor Holding by Ducati Corse.

Report on the operations of Ducati Motor Holding

Ducati Motor Holding is obliged under the terms of the above loan to comply, on a consolidated basis, with the following financial covenants which will be checked each quarterly on a moving annual basis, commencing from the half-year ended on 30 June 2006:

1)	Ratio NFP/EBITDA	= 3.5 (in 2006)
= 3.0 (in 2007)
= 2.5 (in 2008)
= 2.0 (in 2009 and 2010)

2)	Ratio EBITDA/Net Financial Charges	= 5.0 (in 2006 and 2007)
= 7.5 (in 2008, 2009 and 2010)

3)	Maximum capex: € 40 million in 2006 and 2007, and € 36 million from 2008 to 2010

These financial convenants have been respected as of 30 June 2006, 30 September 2006 and 31 December 2006.

EBITDA and the other parameters used in the calculation of the financial covenants are defined in the loan contract.

e. Long-term debt totalling € 12,407 thousand comprises eleven long-term loans. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), as uplifted by the interest accumulated during the year.

f. The amount of € 5,555 thousand relates to the long-term portion of leasing liabilities (note 6).

New loans

On 23 February 2006, in order to meet its working capital requirements and other current financing needs, the company signed a loan contract with UniCredit Banca d’Impresa S.p.A. for a total principal of € 35 million (the “New Loan”). The New Loan comprises:

i
a revolving line of credit, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 15 million, granted at a floating interest rate of Euribor plus a current spread of 50 basis points; and

ii
a revolving line of credit available for advances against commercial notes and, with a limit of € 10 million, for advances against orders or contracts, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 20 million, granted at a floating interest rate of Euribor plus a current spread of 40 basis points for advances against orders and contracts, and 25 basis points for advances against all commercial notes.

Report on the operations of Ducati Motor Holding

In addition to the usual clauses of termination, rescission and loss of term loan status, the New Loan includes restrictions and financial commitments for the company, including certain restrictions on the distribution of dividends and/or reserves, the sale of Group assets, the granting of guarantees and loans to third parties, and a cross-default clause with reference to the termination of any other loan (including the Syndicated Loan, the Banca Intesa Loan and the BPVN Loan). The New Loan also requires the company to comply with the covenants described above in relation to the Group which are requirements of the Syndicated Loan.

On 27 March 2006, in order to meet its working capital requirements and other current financing needs, the company signed a loan contract with Banca Intesa S.p.A. for a total principal of € 10 million (the “Banca Intesa Loan”). This Loan comprises:

iii
a revolving line of credit, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 3.5 million, granted at a floating interest rate of Euribor plus a current spread of 50 basis points; and

iv
a revolving line of credit available for advances against commercial notes and, with a limit of € 10 million, for advances against orders or contracts, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 6.5 million, granted at a floating interest rate of Euribor plus a current spread of 40 basis points for advances against orders and contracts, and 25 basis points for advances against all commercial notes.

In addition to the usual clauses of termination, rescission and loss of term loan status, the Banca Intesa Loan includes restrictions and financial commitments for the company, including certain restrictions on the distribution of dividends and/or reserves, the sale of Group assets, the granting of guarantees and loans to third parties, and a cross-default clause with reference to the termination of any other loan (including the Syndicated Loan, the New Loan and the BPVN Loan). The Banca Intesa Loan also requires the company to comply with the covenants described above in relation to the Group which are requirements of the Syndicated Loan and the New Loan.

On 13 April 2006, the company signed a loan contract with Banco Popolare di Verona e Novara S.c.r.l. for a total principal of € 10 million (the “BPVN Loan”). This Loan, intended to meet the company's working capital requirements and other current financing needs, comprises:

v
a revolving line of credit, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of €  5 million, granted at a floating interest rate of Euribor plus a current spread of 50 basis points; and

vi
a revolving line of credit available for advances against commercial notes and, with a limit of € 2 million, for advances against orders or contracts, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 5 million, granted at a floating interest rate of Euribor plus a current spread of 40 basis points for advances against orders and contracts, and 25 basis points for advances against all commercial notes.

In addition to the usual clauses of termination, rescission and loss of term loan status, the BPVN Loan includes restrictions and financial commitments for the company, including certain restrictions on the distribution of dividends and/or reserves, the sale of Group assets, the granting of guarantees and loans to third parties, and a cross-default clause with reference to the termination of any other loan (including the Syndicated Loan, the New Loan and the Banca Intesa Loan). The BPVN Loan also requires the company to comply with the covenants described above in relation to the Group which are requirements of the Syndicated Loan and the New Loan.

Report on the operations of Ducati Motor Holding

The above new loans have not yet been utilised as of 31 December 2006.

Short-term lines of credit

The Group is also able to draw on other short-term lines of credit. These lines of credit total about € 46.7 million as of 31 December 2006 and are unused at that date.

In addition to the above lines of credit totalling € 46.7 million, it is also possible to draw against the revolving loan facility of € 20.4 million that was arranged in 2005 and repaid in August 2006.

19.	Shareholders' equity

(i) Share capital

The share capital of Ducati Motor Holding S.p.A. The share capital of Ducati Motor Holding S.p.A. as of 31 December 2006 totals € 163,310,323.26 (as of 31 December 2005 , € 82,867,219.24) and is represented by 320,687,920 ordinary shares (159,360,037 as of 31 December 2005) without par value with enjoyment rights from 01.01.2006.

The increases in share capital during 2006 are analysed below:

Stock option increases:

Unit value	No. of shares	Total per share

"Stock Option" shares	983,923	0.723

Amount collected by the company	Total

"Stock Option" shares	711,375

Capital increase offered under option to shareholders:

Subscription for the 160,343,960 new shares offered to the shareholders was completed during the first half of 2006.

The offer under option to existing shareholders of ordinary shares in Ducati Motor Holding S.p.A., authorised by the Board of Directors at the meetings held on 13 April and 4 May 2006 was completed successfully on 14 June 2006. During the option period, which ended on 26 May 2006, subscriptions were received for 158,589,839 new shares, representing 98.9% of the 160,343,960 shares offered. The remaining 1,754,121 options - offered on the Stock Exchange on behalf of Ducati Motor Holding S.p.A. pursuant to art. 2441.3 of the Italian Civil Code, between 5 June and 9 June 2006 - were all sold and subsequently exercised by the subscription for 1,754,121 new ordinary shares.

The operation was therefore completed with subscriptions for all the 160,343,960 ordinary shares on offer, without recourse to the underwriting syndicate led by UniCredit Banca Mobiliare S.p.A., as lead manager.

The total value of the capital increase, € 80,299 thousand, was recorded as part of the company's shareholders' equity. Similarly, the expenses incurred for this capital increase were recorded as a deduction from shareholders' equity, net of the related tax effect, without affecting the statement of operations.

Report on the operations of Ducati Motor Holding

(ii) Share premium reserve

The share premium reserve, detailed below, amounts to € 21,260 thousand as of 31 December 2006 (€ 18,994 thousand as of 31 December 2005).

The recent movements in the share premium reserve are as follows:

	Nominal value	Share premium	Total
Balance as of 31.12.2004	10,286	16,661	26,948
"Stock Option" shares	277	108	385
Reclassification following the sale of own shares held	-	2,225	2,225
Balance as of 31.12.2005	10,563	18,994	29,558
"Stock Option" shares	511	199	710
Capital gains from sale of options/capital increases		367	367
Sale of own shares		1,700	1,700
Balance as of 31.12.2006	11,074	21,260	32,335

(iii) Revaluation reserve Law 342 - 21/11/2000 and Law 350 - 24/12/2003

This reserve was recorded by Ducati Motor Holding S.p.A. on the two revaluations of its brand name in 2000 and 2003 by € 24,238 thousand and € 22,027 thousand, respectively. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would form part of the taxable income of the company (with a tax credit equal to the amount of the above flat-rate taxation) and of the shareholders (as earnings).

The extraordinary meetings of the shareholders of Ducati Motor Holding S.p.A. held on 7 May 2002 and 6 May 2004 voted to render the reserves recorded in 2000 and 2003 fully distributable so that they can be used to purchase the company's own shares.

Report on the operations of Ducati Motor Holding

(iv) IFRS transition reserve

This reserve, € 5,417 thousand, reflects the effect of all the adjustments recorded on the transition to IFRS.

(v) Own shares

The parent company did not purchase any own shares during the year ended 31 December 2006. Own shares were however sold on a number of occasions during the year. In particular, the Company judged conditions to be right for the sale of a total of 1,844,669 own shares, representing all the shares held, as part of legitimate activity to stabilise the share price, pursuant to the shareholders' resolution adopted in 5 May 2005. The company does not hold any own shares as of 31 December 2006.

The results per share are analysed below:

		2006	2005

Results for the year	€/000	(19.982)	(46.770)

Profit (loss) attributable to ordinary shares (1)	€/000	(19.982)	(46.770)

Average number of ordinary shares	number	320.687.920	159.360.037

Average number of vested options	number	5.004.743	5.900.048

Profit (loss) per ordinary share	€/000	(0.06)	(0.29)

Diluted profit (loss) per ordinary share	€/000	(0.06)	(0.29)

(1) Share capital solely comprises ordinary shares

20.	Guarantees and commitments

Commitments comprise:

	31.12.2006	31.12.2005

Performance bonds - Snam - Lease contract	5,188	6,761
Total	5,188	6,761

“Performance bonds” principally include € 4,600 thousand (€ 5,800 thousand as of 31 December 2005) relating to a guarantee released by San Paolo IMI S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. as part of the securitisation of trade receivables, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets. This solely relates to the bonus due to dealers that meet their sales objectives;

On 3 April 2006, first, and then on 22 January 2007, Ducati Corse S.r.l. was notified as a third-party debtor of two seizures of significant assets relating to the same third party ("Distrained Party"). Ducati Corse S.r.l. informed the judicial authorities concerned that it has no direct contractual relationship with the Distrained Party and confirmed this negation at the preliminary hearing. Following this hearing, in which the magistrate did not allocate the distrained amounts, Ducati Corse S.r.l. decided, with reference to a legal opinion, that the risks associated with the non-payment of the distrained amounts - due to parties other than the Distrained Party - were high and therefore proceeded to pay such other parties the total amount of about € 4.0 million. This payment of about € 4.0 million took place in 2006 when the first distraint order was served. To date, no payments have been made in relation to the second distraint order. No provisions for legal disputes have been made in relation to these proceedings, since the company considers the likelihood of any liabilities or financial consequences deriving from them to be remote.

Report on the operations of Ducati Motor Holding

In addition, the guarantees described in note 18 on the net financial position have been given in relation to the loan obtained on 9 May 2005.

21.	Other commitments not recorded in the balance sheet

With regard to commitments not recorded in the balance sheet and in addition to the information disclosed in the report on operations, we note that on 5 March 2003, the Board of Directors of Ducati Motor Holding S.p.A. confirmed the allocation to Federico Minoli, as approved by the Board of Directors on 17 June 1999 (subsequently modified on 14 September 2000), of a termination indemnity of US$ 1.2 million, to be paid if his appointment is not renewed or is revoked without just cause prior to his sixtieth birthday and, subsequently, if his appointment as Managing Director of the company is terminated.

On 10 March 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved, pursuant to art. 2389 of the Italian Civil Code, the Compensation Committee's proposal to extend to 2005, 2006 and 2007 the retention bonus plan of certain senior managers (including the Chairman and Managing Director), previously in force for the years from 1999 to 2004, on the basis and terms approved by the Committee on 2 March 2000 and by the Board of Directors on 14 February 2002. The existence and amount of any bonuses due under this plan will be determined on a variable basis, commencing from the annual base remuneration of the beneficiaries, with reference to the consolidated EBITDA reported for 2005, 2006 and 2007. Any bonuses earned will only be paid if the beneficiaries are still senior managers of the Group 12 months after approval of the consolidated financial statements for the years to which such bonuses relate. Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, or in the event that their resignation is requested (with incentives) by the Company, then they will be entitled to receive three times the amount of the bonuses earned by them at the time of termination. On 10 March 2005, the Board of Directors resolved (i) to recognise bonuses to the Chairman and Managing Director, to be determined with reference to the plan described above for the years 2005, 2006 and 2007, and (ii) to grant express authorisation to the Chairman and Managing Director to include among the beneficiaries of these bonuses up to four managers of the Company and the Ducati Group, who may differ year by year.

On 13 April 2006, the Board of Directors confirmed, among other matters, all the measures contained in the resolutions adopted prior to that date by the Compensation Committee and the Board of Directors in relation to the remuneration, termination indemnity and bonuses due to Federico Minoli for his confirmed appointments as Chairman and Managing Director of the Company, as well as CEO of Ducati North America, Inc., deferring to the Compensation Committee any proposals and considerations regarding that remuneration and its adequacy.

Report on the operations of Ducati Motor Holding

Pursuant to the powers granted by the Board of Directors on 10 March 2005 and 13 April 2006, the Chairman has identified the beneficiaries of the special bonuses that may be due for 2006 under the retention bonus plan, comprising himself and a further four beneficiaries, and informed the Board at the meeting held on 4 July 2006.

On 24 January 2007, the Board of Directors noted the recommendations of the Compensation Committee and the Management Control Committee and, determining that the conditions for payment had not been met, resolved not to pay the retention bonus to the Chairman and Managing Director and the four senior managers identified by him as possible beneficiaries for 2006, and to revoke the previous Board resolutions (i) dated 10 April 2005, with regard to the extension of the retention bonus plan to the years 2005, 2006 and 2007, and the other consequent decisions taken on that date, and (ii) dated 13 April 2006, with regard to the confirmation of the resolutions of the Compensation Committee and the Board adopted prior to that date concerning the retention bonus for the Chairman and the Managing Directors of the company and the CEO of Ducati North America Inc.
The Board also approved guidelines for the preparation of a new management incentive policy to be recommended by the Compensation Committee, based on a bonus plan and a stock-option plan.

On 23 May 2006, the Board of Directors, acting on a proposal from the Compensation Committee, resolved to approve the allocation to an executive of a one-time bonus of € 200 thousand and granted all the necessary powers for making this payment to the Chairman and Managing Director. The related provision is recorded in the financial statements as of 31 December 2006.

See note 34 for information on the stock options plans, the employee share purchase plan and any commitments deriving from events occurring subsequent to year end.

22.	Legal proceedings and arbitration

Ducati Motor Holding S.p.A. is involved in a dispute with a Belgian importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated 27 May 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated 21 June 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated 14 September 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (about € 570 thousand). Performances wasdeclared bankrupt on 14 October 1999. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision recorded in prior years has been utilised in full, but no further provisions have been made since the company does not envisage incurring any further costs in relation to this dispute.

Report on the operations of Ducati Motor Holding

23.	Securitisation of receivables

Ducati Motor Holding S.p.A. has signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). The securitisation of trade receivables was arranged in prior years as part of changes to the administration of customer credit, involving a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the company and the Ducati Group have achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earn interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Each month, in general, receivables are sold without recourse to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (D.D.F.1) which is owned by SVM Securitisation Vehicles Management s.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both based in Conegliano (Treviso). The Ducati Group is not linked with these companies by any form of ownership interest, pact and/or agreement that would require the recognition of the SPV and its parent companies as subsidiaries and/or related parties.

This purchase of receivables was initially financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B. Subsequently, on 21 December 2004, D.D.F. 1 issued additional Class A bonds totalling € 12 million.

The Class A bonds were taken up entirely by Banca Intesa, which then sold almost all of them (99.5% of the first issue and all of the second issue) to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The company is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by € Ducati North America Inc., the subsidiary of Ducati Motor Holding S.p.A. that operates in the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. Interest payments are subordinate to the cash requirements of the vehicle company for the monthly purchase of receivables. These bonds are classified as financial fixed assets in the balance sheet of the subsidiary since they mature in 2009. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.).

Commencing from 2003, a number of foreign subsidiaries have also been gradually involved in the securitisation programme. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

Report on the operations of Ducati Motor Holding

The total nominal value of the receivables sold, the amount collected and the deferred portion are indicated below:

	31.12.2006	31.12.2005

Nominal value of receivables sold to the SPV (turnover)	113,45	110,12
Payments received from the SPV	110,21	102,72
Interest and expenses	1,53	1,37
Amount deferred	1,71	6,03

* inc. AUD 12.3 million, CHF 5.2 million and GBP 8.5 million

EFFECT ON THE FINANCIAL POSITION

Receivables not collected by the SPV and not yet due	32,34	33,35
Receivables not collected by the SPV but due	7,91	12,08

Total receivables to be collected by the SPV	40,25	45,43

Amount deferred	(1,71)	(6,03)

Receivables collected by DMH
on behalf of the SPV but not yet paid over to that entity	(0,32)	(2,02)
Total effect on the financial position	38,22	37,38

The amount of € 38.22 million as of 31 December 2006 (€ 37.38 million as of 31 December 2005) represents the amount already collected by the company in relation to receivables that the vehicle company has not yet collected from customers. These receivables are not subject to collection difficulties of any kind.

The reduction of the deferred portion with respect to the prior year is associated with the lower volume of receivables sold (basis for calculating the deferred portion) at the time of making the related calculation.

As mentioned in note 1.b.ix, in accordance  with SIC-12 - Consolidation - Special-purpose entities (SPE), subscription by the seller for asset-backed junior securities results, in substance, in the acquisition of control over the SPE. Consequently, since not all the risks and benefits associated with these receivables have been transferred, they remain classified as an asset and are only eliminated when settled by the principal debtor.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes Ducati Motor Holding S.p.A.to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding any failure to collect receivables.

Report on the operations of Ducati Motor Holding

As part of the securitisation of trade receivables, San Paolo IMI S.p.A. has given a surety on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 4,600,000 (€ 5,800,000 as of 31 December 2005), to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets (note 20).

24.	Revenues

The company operates principally in one industrial segment, being the design, manufacture and sale of motorcycles and related products, offering in addition a wide range of articles for sale and services.

Revenues are analysed by category below:

	31.12.2006	31.12.2005

Motorcycles	212,232	229,428
Other related products	44,640	43,474
Services	739	727
Total	257,611	273,629

Revenues are analysed below by geographical area:

	31.12.2006	31.12.2005

Italy	72,091	83,055
United States	53,301	48,552
France	23,839	25,134
United Kingdom	13,041	15,046
Germany	16,144	18,523
Japan	16,987	19,199
Other nations	62,208	64,120
Total	257,611	273,629

Although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 4,964 thousand and € 5,185 thousand respectively as of 31 December 2006 and 2005, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector.

Furthermore, with a view to reporting better the economic substance of transactions during the year ended 31 December 2006 and the prior year, management has deemed it appropriate to reclassify revenues from the sale of spare parts for use in warranty work as a reduction in the related costs; since the amounts for 2005 have been reclassified, they differ from those previously published. This reclassification did not affect the results for the year or the shareholders' equity of Ducati Motor Holding S.p.A. The following amounts were reclassified:

(in thousands of €)	31.12.2006	31.12.2005

Revenues	(10,350)	(12,329)
Cost of sales	2,292	2,584
Distribution costs	8,058	9,745

Report on the operations of Ducati Motor Holding

The amounts concerned were determined via an analysis of warranty claims. As such, the above reclassification relates entirely to the spare parts sector.

25.	Cost of sales

The cost of sales amounted to € 225.4 million (87.5% of net sales) in the year ended 31 December 2005, compared with € 252.1 million (92.1% of net sales) in 2005, down by € 26.7 million due to:

•	lower costs incurred by the motorcycle sector, € 10.7 million;

•
reduction in the depreciation charge and writedowns for the year ended 31 December 2006, compared with the prior year, with a decrease in the cost of sales of € 10.9 million, which includes € 9.3 million written off development projects in 2005;

•	extraordinary writedowns recorded in 2005 in relation to inventories (€ 4.2 million) and penalties for the cancellation of orders from suppliers (€ 0.9 million).

The cost of sales is analysed below:

	31.12.2006	31.12.2005

Cost of raw materials	147,922	159,608
Change in inventories	4,524	8,365
Payroll costs (note 26)	27,409	27,336
Depreciation and amortisation (notes 6 and 8)	17,609	19,247
Writedowns (note 8)	-	9,270
Other	27,893	28,273
Total	225,357	252,099

The cost of sales consists of the cost of producing or purchasing the products and goods that have been sold. This includes all the costs of materials, external processing, direct and indirect production labour, inward logistics and internal movements, and direct production overheads. The cost of sales also includes: uncapitalised research and development expenses, the amortisation of capitalised research and development expenses, as well as the depreciation of property, plant and equipment used for production and the write-down of inventories. The research and development costs charged to the statement of operations in 2006 and 2005 amounted to € 5,394 thousand and € 4,716 thousand respectively

The “other” caption principally comprises the cost of outsourced work.

Report on the operations of Ducati Motor Holding

26.	Payroll and related costs

Payroll costs are analysed below:

	31.12.2006	31.12.2005

Wages and salaries	28,854	27,024
Social security contributions	8,479	8,708
Employees' leaving entitlement (note 16)	1,735	1,590
Other costs:
Canteen	935	924
Health and social insurance	49	53
Recruitment	62	118
Other	261	375
Stock Option Costs (note 35)	654	1,029
Total	41,029	39,821

The increase with respect to the prior year relates to the provision of € 1.7 million for bonuses recorded as of 31 December 2006 (€ 0 as of 31 December 2005).

The company's workforce comprises:

	31.12.2006		31.12.2005
	year end	average	year end	average

Managers	29	31	34	33
Office staff	324	344	349	354
Foremen	14	16	16	14
Factory workers	447	481	499	512
Total	814	871	898	913

The company employed 814 persons as of 31 December 2006, down by about 84 from 898 employees at the end of 2005. This reduction is linked with the restructuring plan devised and approved by the Board of Directors at the end of 2005. The provision for restructuring described in note 15 was recorded at the time to cover implementation of this plan.

Payroll costs are classified as follows:

	31.12.2006	31.12.2005

Cost of sales (note 25)	27,409	27,336
Distribution costs (note 28)	8,135	7,286
General and administrative expenses (note 29)	5,485	5,199
Total	41,029	39,821

Report on the operations of Ducati Motor Holding

27.	Other income

Other income amounted to € 8.6 million in the year ended 31 December 2006, up € 3.4 million from € 5.2 million in 2005. Other income principally comprises sponsorships, royalties and capital grants from the Ministry of Productive Activities for research and development projects that involve technological innovation (“FIT”).

Other income is analysed below:

	31.12.2006	31.12.2005

Sponsorships	521	124
Royalties	1,718	1,137
Other	6,371	3,971
Total	8,610	5,232

The increase in the “Other” caption includes about € 2.6 million representing the additional capital grants received in 2006 compared with the prior year.

28.	Distribution costs

Distribution costs are analysed below:

	31.12.2006	31.12.2005

Payroll costs (note 26)	8,135	7,286
Advertising and public relations	772	499
Transport expenses	7,578	6,467
Other commercial costs	9,246	9,951
Total	25,731	24,203

29.	General and administrative expenses

General and administrative expenses are analysed below:

	31.12.2006	31.12.2005

Payroll costs (note 26)	5,485	5,199
General and administrative expenses	7,525	10,467
Writedown of capitalised software (note 8)	600	-
Writedown of equity investments (note 9)	605	7,480
Provision for losses on equity investments (notes 9 and 15)	-	5,972
Depreciation and amortisation (notes 6 and 8)	3,198	3,410
Total	17,413	32,528

Report on the operations of Ducati Motor Holding

The reduction with respect to the prior year mainly reflects the higher general and administrative expenses recorded in the year ended 31 December 2005, following the writedown of investments in subsidiary companies by € 13,452 thousand.

30.	Financial income

Financial income is analysed below:

	31.12.2006	31.12.2005

Bank interest	708	152
Other	2,163	1,492
Total	2,871	1,644

The increase in the “Other” caption mainly reflects measurement of the fair value of IRS (Interest Rate Swap) contracts.

31.	Financial charges

Financial charges are analysed below:

	31.12.2006	31.12.2005

Bank interest	4,239	3,724
Depreciation and amortisation	517	-
Other	2,696	4,557
Total	7,452	8,281

Bank interest expense represents the financial cost of using bank loans and overdrafts.

Other financial charges mainly reflect charges and commission on ordinary current accounts, export/import-related charges and commission, bond repurchase premiums and the charges on forward contracts.

The reduction in “Other financial charges” in 2006 mainly derives from the arrangement of loans at lower rates of interest.

The reduction in “Other financial charges” in 2006 mainly reflects repayment of the bond, partly as a consequence of the capital increase mentioned earlier, and the arrangement of a syndicated loan on more favourable terms.

Report on the operations of Ducati Motor Holding

32.	Exchange differences

The exchange differences were generated by the settlement of transactions, and by the adjustment of trade receivables and payables denominated in foreign currencies using the year-end rates of exchange.

Exchange differences are analysed below:

Exchange gains	31.12.2006	31.12.2005

Valuation differences	389	83
Realised differences	3,285	4,557
Total exchange gains	3,674	4,640

Exchange losses	31.12.2006	31.12.2005

Valuation differences	(1,987)	(418)
Realised differences	(4,728)	(3,371)
Total exchange losses	(6,715)	(3,789)

The deterioration reflects the performance of the currency markets, particularly in relation to the US dollar.

33.	Taxation

Income taxes are analysed below:

	31.12.2006	31.12.2005

Irap	(450)	(970)
Ires (tax group)	1,261	-
Prior-period taxes	424	(28)
Total current taxes	1,235	(998)
Change in deferred tax assets (note 10)	(4,742)	6,210

Change in deferred tax liabilities (note 17)	(7,132)	(1,966)
Total changes in deferred taxes, net	(11,874)	4,244
Total	(10,639)	3,246

Current income taxes relate to the Irap charge for the year. There is no Ires tax charge for the company. The reported charge reflects the Ires payable as a consequence of the tax group established together with Ducati Corse S.r.l.

In particular, with regard to these two companies, the Group has made the election envisaged in Decree 344 dated 12 December 2003, concerning the reform of the fiscal system (Law 80 dated 7 April 2003), which introduced two new options for Group taxation: the consolidation of groups and transparency. The related estimated tax charge as of 31 December 2006 was recorded both in accordance with IAS 12 and the requirements of the Italian Accountancy Board (O.I.C.).

With regard to the change in deferred tax assets/(liabilities), the effect on the statement of operations was mainly due to the recognition of deferred taxation in relation to the amortisation of the brand name and goodwill, deducted solely for fiscal purposes, which created a long-term timing difference that was not offset by deferred tax assets recoverable over the same period.

Report on the operations of Ducati Motor Holding

The company has also filed a supplementary tax return (article 8 of the above law).

Ducati.Com S.r.l., a company absorbed in 2004, filed for the full VAT amnesty for the years from 2000 to 2002 and also presented the minimum supplementary returns for these years, together with minimum returns for all taxes other than VAT and Irap covering just 2000 and 2001.

The difference between the theoretical taxation determined by applying the current tax rate to the reported results before tax and the net taxation actually recorded in the consolidated statement of operations is analysed below:

		2005			2006
	Ires	Irap	Total	Ires	Irap	Total

Risultato prima delle imposte da bilancio	(50.015)	(50.015)		(9.344)	(9.344)

Differenze temporanee nette	19.417	24.306		(31.442)	(21.790)

Rigiro differenze temporanee da esercizi precedenti

Differenze permanenti	16.007	48.541		4.013	41.906

Risultato imponibile prima dell'utilizzo delle perdite pregresse	(14.591)	22.832		(36.773)	10.592

Perdite pregresse utilizzate

Risultato imponibile	(14.591)	22.832		(36.773)	10.592

Imposte correnti	-	970	970	-	450	450

Imposte su differenze temporanee	(3.211)	(1.033)	(4.244)	10.377	935	11.312

Imposte su perdite da portare avanti		-	-	-	(424)	(424)

Imposte relative ad altre differenze di base imponibile	28	-	28	-	562	562

Imposta da adesione opzione consolidato fiscale				(1.261)	-	(1.261)

Totale imposte di competenza da conto economico	(3.183)	(63)	(3.246)	9.116	1.523	10.639

34.	Stock option plans

34.a First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company ( the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company's official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

Report on the operations of Ducati Motor Holding

The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they have vested, the Options may be exercised (since the conditions for such exercise are already satisfied) all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option), by giving notice of this to the Company during the period of 30 days subsequent to the date of approval at the shareholders' meeting of the financial statements for each year,°and in any case by and no later than 4 August 2007.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

Report on the operations of Ducati Motor Holding

The situation regarding the first Stock OptionPlan is summarised below:

Stock Option Plans - First Plan

		Year ended 31.12.06			Year ended 31.12.2005

			Market	Market		Market	Market
		Number of	price	price	Number of	price	price
		shares	in Euro	in Euro	shares	in Euro	in Euro

Rights granted, start of year		5.678.519	0,55	0,926	6.212.149	0,5506	0,6630

New rights granted during the year		-			-

Rights exercised during the year		983.923			533.630

Rights expiring during the year		-			-

Rights granted, end of year	*	4.694.596	0,55	0,897	5.678.519	0,5506	0,7052

of which: vested		4.694.596	0,55	0,897	5.678.519	0,5506	0,7052

* to be exercised by August 2007

As of 31 December 2006, 983,923 options have been exercised at € 0.723 each, with a consequent increase in the number shares issued to 160,343,960.

Following the start of the capital increase process on 8 May 2006, Borsa Italiana S.p.A. published the adjustment coefficient (K) for Ducati shares effective from that date: 0.76156994.

The comparative data was therefore adjusted as a consequence.

34.b Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders' resolution to increase share capital or acquire own shares; or, in the absence of a shareholders' resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”, on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company's outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

Report on the operations of Ducati Motor Holding

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company's ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders' equity per Share at the date the Options are exercised by the beneficiaries.

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stockmarket prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, "last month" is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the "average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting".

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation. This change applies to Options granted subsequent to those granted for 1999.

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised. The above calculation will continue to make reference to the latest approved financial statements prepared in accordance with Italian GAAP until a change in the regulations is approved.

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

Report on the operations of Ducati Motor Holding

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company's official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders' Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan. This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 did not exceed 200 persons.

The Shareholders' Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

Report on the operations of Ducati Motor Holding

On 15 March 2001, the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, on the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

•	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

•	the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vested in three annual instalments commencing from 31 December 2002 in the following proportions: 50%, 25% and 25%.

On 14 February 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

•	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

•	the remainder, 2,960,000 Options, were granted to a further 90 beneficiaries.

These Options vested in three annual instalments commencing from 31 December 2003 in the following proportions: 50%, 25% and 25%.

On 13 February 2003, in view of the stockmarket prices for the Company's shares, the Board of Directors resolved to replace by a multiple of "5" the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. This modification relates to Options granted subsequent to the date of the above resolution.
The Board of Directors did not authorise any grant of Options in relation to 2003.

On 11 March 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of € 1.3170 as follows:

•	500,000 500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

•	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2005 in the following proportions: 50%, 25% and 25%.

Report on the operations of Ducati Motor Holding

On 6 May 2004, the Shareholders' Meeting in extraordinary session approved a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company's stock option plan reserved solely for employees of the Ducati Group, up to a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, to be implemented by and not after 31 July 2011 via the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

On 10 March 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, on the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

•	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

•	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2006 in the following proportions: 50%, 25% and 25%.

The extraordinary session of the Shareholders' Meeting held on 5 May 2005 approved an increase in share capital by a maximum of 1,588,000 shares, as described further in the “Other corporate events” section of this report.

The extraordinary session of the shareholders' meeting held on 5 May 2005 approved the proposed divisible share capital increase for cash, with premium if appropriate and the waiver of pre-emption rights, reserved solely for entitled employees of the Ducati Group, up to a maximum value of € 825,760, to be implemented, on one or more independent occasions at annual intervals, by and not after 31 July 2012, via the issue in favour of not more than 200 beneficiaries of an overall maximum of 1,588,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is solely to service the stock options granted in 2005, under the terms of the company's stock option plan approved in 1999 (“Second Plan”), and is therefore subject to all the conditions specified in that Plan and to the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2005 to those Employee Beneficiaries of the Ducati Group whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.0650 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

Report on the operations of Ducati Motor Holding

On 12 December 2006, the Company's Board of Directors resolved toreview and potentially rewrite completely the Company's incentive systems, with reference to criteria and practices to be proposed by the Compensation Committee and verified by the Management Control Committee.

The situation regarding this second Stock Option Plan is summarised below:

Stock Option Plans - Second Plan
		Year ended 31.12.06			Year ended 31.12.2005

			Market	Market		Market	Market
		Number of	price	price	Number of	price	price
		shares	in Euro	in Euro	shares	in Euro	in Euro

Rights granted, start of year		17.461.630	1,9240	0,926	14.356.630	1,6084	0,6633

New rights granted during the year		-			3.170.000	0,8111	0,7052

Rights exercised during the year		-			-

Rights expiring during the year		3.050.380			65.000

Rights granted, end of year	*	14.411.250	1,34307	0,897	17.461.630	1,4653	0,7052

of which: vested		12.248.750	1,42619	0,897	10.453.505	1,8039	0,7052

* including 2,461,250 to be exercised by 2007, 2,777,500 by 2008, 3,345,000 by 2009, 2,882,500 by 2011 and 2,945,000 by 2012.

Following the start of the company's capital increase for cash programme on 8 May 2006, Borsa Italiana S.p.A. published the adjustment coefficient (K) for Ducati shares effective from that date: 0.76156994. The comparative data was therefore adjusted as a consequence.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments.

The provisions of IFRS 2 relating to share-based payments were applied on preparation of the financial statements as of 31 December 2006. In accordance with these provisions, the total fair value of stock options(a form of equity settlement) at the grant date must be charged to the statement of operations. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited directly to shareholders' equity.

The company has adopted the transitional provisions envisaged by IFRS 2 and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005). As allowed under the transitional provisions for IFRS 2, no compensation costs have been recognised in relation to stock options granted prior to 7 November 2002.

The effect of adopting this IFRS has been to recognise additional costs of € 654 thousand as of 31 December 2006 (note 26).

Report on the operations of Ducati Motor Holding

The company used the following assumptions to make the actuarial calculations:

					Option
Plan	Garnt Date	Vesting Date	Maturity Date	Granted Options	expected to Vest	Share Price	Strike Price

2004 - Tranche 1	11/03/2004	31/12/2005	31/12/2011	1.585	1.448	1.42	1.32
2004 - Tranche 2	11/03/2004	31/12/2006	31/12/2011	793	689	1.42	1.32
2004 - Tranche 3	11/03/2004	31/12/2007	31/12/2011	792	655	1.42	1.32

2005 - Tranche 1	10/03/2005	30/12/2006	31/12/2012	1.585	1.448	1.08	1.07
2005 - Tranche 2	10/03/2005	30/12/2007	31/12/2012	793	689	1.08	1.07
2005 - Tranche 3	10/03/2005	29/12/2008	31/12/2012	792	655	1.08	1.07

				6.340	5.584

Plan	Expected volatility	Risk-free %	Expected dividends	Excercise %	Strike price

2004 - Tranche 1	33%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 2	33%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 3	33%	3.72%	0.00%	5.00%	2.00

2005 - Tranche 1	33%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 2	33%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 3	33%	3.78%	0.00%	5.00%	2.00

		Expected Term	Balance as at
Plan	Binominal Value	(years)	31.12.2006

2004 - Tranche 1	0,5536	5,41	(45)
2004 - Tranche 2	0,5809	5,87	118
2004 - Tranche 3	0,6067	6,34	86

2005 - Tranche 1	0,4028	5,59	318
2005 - Tranche 2	0,4226	6,01	102
2005 - Tranche 3	0,4417	6,44	75

Total			654

Report on the operations of Ducati Motor Holding

34.c Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002, which delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company - via the intermediary - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company's distributable earnings and reserves.

As of 31 December 2006, the Share Plan has not been activated.

Report on the operations of Ducati Motor Holding

35.	Related Parties

The principal relations with “related parties” are shown below, pursuant to CONSOB communication DEM 2064231 of 30 September 2002 and in accordance with IAS 24.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables as of 31 December 2006:

	Financial receivables	Trade receivables	Financial payables	Trade payables

Ducati France S.A.S.	21	7,749	-	487
Ducati Motor Deutschland G.m.b.H.	-	9,911	-	237
Ducati Japan K.K.	-	16,330	-	66
Ducati North Europe B.V.	-	1,919	8	35
Ducati U.K. Limited	-	5,498	-	138
Ducati Corse S.r.l.	5,143	5,846	958	1,806
Ducati North America Inc.	-	10,753	-	754
Ducati Retail S.r.l.	-	427	224	358
Ducati Consulting S.r.l.	17	35	66	11
Fondazione Ducati	-	2	-	-
Total	5,181	58,470	1,256	3,892

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. gave rise to the following economic transactions during the year ended 31 December 2006:

	Costs	Revenues

Ducati France S.A.S.	1,293	26,612
Ducati Motor Deutschland G.m.b.H.	1,155	18,326
Ducati Japan K.K.	956	18,005
Ducati North Europe B.V.	669	12,895
Ducati U.K. Limited	903	14,943
Ducati Corse S.r.l.	2,478	2,062
Ducati North America Inc.	3,555	58,770
Ducati Retail S.r.l.	1,175	163
Ducati Consulting S.r.l.	157	39
Fondazione Ducati	-	2
Total	12,341	151,817

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Report on the operations of Ducati Motor Holding

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l.

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

•	Lease of the racing business.

•
R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles. The consideration envisaged under this contract is about € 1.0 million.

•
R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle. The consideration envisaged under this contract is about € 8.0 million.

•
Licence contract effective from 11 December 2004, under which Ducati Corse S.r.l. has granted Ducati Motor Holding S.p.A. the right to use (i) the “Ducati Corse” brand for the production and distribution of “replica Corse” motorcycles by Ducati Motor Holding S.p.A. (“Licenced Products”) and (ii) the sporting image of Ducati Corse, together with the brand name or otherwise, to promote the products, brands and distinctive marks of Ducati Motor Holding S.p.A., in return for the payment by Ducati Motor Holding S.p.A. of a fixed fee and a variable element (royalty) calculated as a percentage of the price of the Licenced Products.

As stated earlier, a number of foreign subsidiaries are involved in the securitisation programme.
In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Report on the operations of Ducati Motor Holding

Relations with members of the Board of Directors are analysed as follows:

(a) 2006

		Emoluments		Collaboration
	Directors'	membership		and/or	Expenses
	emoluments	of		remuneration	reimbursed
	Management Control Committee

Federico Minoli	405.648		-	-	63.032

Giorgio Seragnoli	3.750		-	-	-

Mauro Benetton	15.000		-	-	-

Massimo Bergami	15.000		-	-	-

David Bonderman	3.750		-	-	-

Andrea Lipparini	3.750		-	-	-

Paolo Pietrogrande	3.750		-	-	-

Dante Razzano	15.000		-	-	-

Urlich Weiss	15.000		-	-	-

Carlo Campanini Bonomi	11.250		-	-	-

Giampiero Paoli	11.250		30.000	-	-

Matteo Tamburini	11.250		30.000	-	-

Roberto Consonni	11.250		30.000	-	-

Marco Giovannini	11.250		-	-	-

Antonio Perricone	11.250		-	-	-

Roberto Maestroni	11.250		-	-	-

Giles Thorley	3.750		-	-	-

Abel Halpern	3.750		-	-	-

* Waived annual director's emoluments of € 15,000.

All the above transactions were arranged on arms'-length terms. See also note 35 with reference to the Stock Option plans.Stock Option

On 12 December 2006, the Board of Directors of Ducati Motor Holding S.p.A. approved the following Code of Conduct for transactions with related parties, pursuant to art. 2391 bis of the Italian Civil Code and the Code of Self-Regulation:

•	all transactions with related parties, including intercompany transactions, must be approved in advance by the Board, whether they are carried out directly or via subsidiaries;

Report on the operations of Ducati Motor Holding

•
pursuant to art. 2.1.h) of Consob Regulation 11971 dated 14 May 1999 and subsequent amendments, the term “related parties” is that defined in IAS 24 which deals with the disclosure of related party transactions;

•
“transactions” include all transfers of resources, services and obligations between related parties, regardless of whether or not consideration has been agreed, except for routine or normal transactions and those concluded on arms'-length terms. Routine or normal transactions are those which, given their nature or purpose, take place in the ordinary course of the company's business and do not give rise to specific exposures due to their characteristics or to risks associated with their timing or the nature of the counterpart. Transactions are conducted on arms'-length terms if their conditions reflect the standard terms normally applied by the company in similar situations;

•
in the event of transactions with related parties, the Board must be appropriately informed about the nature of the relationship, the way the transaction will be conducted, the economic and other conditions involved, the evaluation process adopted, the underlying interest and reasons, and any risks faced by the company. If the relationship directly or indirectly involves a director, this person must inform the Board, provide any clarification that is requested and leave the boardroom prior to adoption of the related resolutions;

•
if required by the nature, value or characteristics of the transaction, the Board may obtain assistance from one or more experts with recognised independence, professional experience and skill, who express their opinion on the economic terms and/or the formal or technical propriety of the transaction;

•
with regard to transactions with related parties that need not be presented to the Board, since they are routine or normal and concluded on arms'-length terms, the Managing Director or the executives responsible for such transactions must gather and retain suitable information about them (even by type or group of transactions), without prejudice to the reporting requirements envisaged by the applicable regulations and laws; one or more independent experts may also be appointed for the evaluation of these transactions.

Report on the operations of Ducati Motor Holding

There are no significant relations with other related parties, other than those disclosed above.

(b) 2005

	Directors' emoluments	Collaboration and/or remuneration	Expenses reimbursed

Federico Minoli	*250.000	274.452	92.560

Giorgio Seragnoli	15.000	-	-

Mauro Benetton	15.000	-	-

Massimo Bergami	10.000	-	-

David Bonderman	15.000	-	-

Alessandro M. M. Foti	5.000	-	-

Abel Halpern	15.000	-

Andrea Lipparini	15.000	-	-

Paolo Pietrogrande	15.000	-

Dante Razzano	15.000	-	-

Giles Thorley	15.000	-	-

Ulrich Weiss	15.000	-	-

* Waived director's emoluments of € 15,000.

All transactions with related parties were arranged on arms'-length terms. There are no significant relations with other related parties, other than those disclosed above.

Report on the operations of Ducati Motor Holding

The following table complies with the Consob request for financial information about transactions with related parties during 2006:

Incidence of transactions with related parties

		Related parties
	Totale	Amount	%

a) Incidence of transactions or balances with related parties on the balance sheet

Trade receivables and amounts
due from Group companies	105.828	63.651	60.1%

Trade payables and amounts
due to Group companies	86.049	5.148	6.0%

Other current liabilities	10.899	442	4.1%

b) Incidence of transactions or balances with related parties on the statement of operations

Net sales	257.611	143.081	55.5%

Other income	8.610	842	9.8%

Cost of sales	(225.357)	(2.878)	1.3%

Distribution costs	(25.731)	(2.324)	9.0%

General and administrative expenses	(17.413)	(1.285)	7.4%

Other income (charges)	557	9	1.6%

Financial income	2.871	519	18.1%

Financial charges	(7.452)	(1.854)	24.9%

c) Incidence of transactions or balances with related parties on the statement of cash flows

Results for the year	(19.982)	136.110

Change in amounts due from Group companies	12.202	12.202

Change in amounts due to Group companies	(9.876)	(9.876)

Change in other current liabilities	(634)	13

Cash generated from operating activities	21.798	138.449

Report on the operations of Ducati Motor Holding

The following table complies with the Consob request for financial information about transactions with related parties during 2005:

Incidence of transactions with related parties

		Related parties
	Total	Amount	%

a) Incidence of transactions or balances with related parties on the balance sheet

Trade receivables and amounts
due from Group companies	123.128	75.853	61.6%

Trade payables and amounts
due to Group companies	88.248	15.024	17.0%

Other current liabilities	11.533	429	3.7%

b) Incidence of transactions or balances with related parties on the statement of operations

Net sales	273.629	146.441	53.5%

Other income	5.232	937	17.9%

Cost of sales	(252.099)	(5.861)	2.3%

Distribution costs	(24.203)	(4.191)	17.3%

General and administrative expenses	(32.528)	(2.065)	6.3%

Other income (charges)	(1.261)	(38)	3.0%

Financial income	1.644	239	14.5%

Financial charges	(8.281)	(1.424)	17.2%

35.a General managers and managers with strategic responsibilities

At the time of preparing this report, Ducati Motor Holding S.p.A. does not have a general manager.

During the year ended 31 December 2006, the total remuneration earned by managers with strategic responsibilities, including the Commercial Director, the Financial Director, the Personnel Director, the Operations Director and the Product Director, amounted to about € 1,139.421.00 (€ 1,035,446.00 in 2005) (excluding provisions of about € 58,025.71 (€ 83,450 in 2005) for severance entitlements).
The number of options held by senior managers totals 2,796,074 as of 31 December 2006 (2,924,000 as of 31 December 2005).

As of 31 December 2006, no provisions have been recorded for pensions or other indemnities in favour of directors and managers with strategic responsibilities, except for the severance entitlements that are due to these managers by law.

There are no significant relations with other related parties, other than those disclosed above.

Report on the operations of Ducati Motor Holding

35.b Significant, atypical and unusual transactions

There have not been any atypical or unusual transactions, as defined in Consob communication DEM/6064293 dated 28 July 2006, except for the caption increase under option that took place in 2006, as described in the note on “Principal corporate events”.

Pursuant to art. 79 of Consob Regulation 11971, the investments held in Ducati Motor Holding S.p.A. and its subsidiaries by board members, statutory auditors, general managers and managers with strategic responsibilities are detailed below:

		Equity interests			Equity interests
		held at end of the	Equity	Equity	held at end of the
		the prior	interests	interests	the current
Name and Surname	Company held	year	purchased	sold	year

Federico Minoli	Ducati Motor Holding S.p.A.	225.000	225.000	0	450.000

Giorgio Seragnoli	Ducati Motor Holding S.p.A.	8.002.957	1.997.043	0	10.000.000

Andrea Lipparini	Ducati Consulting S.r.l.	5% of quota capital	0	0	5% of quota capital
		(nominal value € 5,000)			(nominal value € 5,000)

Managers	Ducati Motor Holding S.p.A.	250.328	253.972	0	504.300
with strategic
responsibilities

Managers	Ducati Retail S.r.l.	1% of quota capital	0	0	1% of quota capital
with strategic		(nominal value € 1,100)			(nominal value € 1,100)
responsibilities

All the shares held by the parties listed in the table are owned directly by them.

36.	Financial instruments

In order to hedge exchange-rate and interest-rate risk, the company arranges derivative contracts to cover expected total orders and contracts to hedge the effect of rate fluctuations. The following instruments are used, stated at both their nominal value and their fair value as of 31 December 2006:

Forward Exchange Contracts	Nominal value in €/000 31.12.2006	Fair value in €/000 31.12.2006

Pounds sterling	8,837	(24)
US dollars	14,675	369
Australian dollars	2,495	4
Japanese yen	1,307	(22)
Swiss francs	225	-
Total	27,539	327

IRS (Interest Rate Swaps)

	63,363	1,643

Report on the operations of Ducati Motor Holding

The fair value of a forward contract is represented by the difference between the forward rate contracted and that for a hypothetical, equal but opposite transaction with the same expiry date arranged using the exchange and interest rates ruling as of 31 December 2006.

The company only arranges derivative contracts with counterparts deemed solvent by the market; accordingly, it does not envisage any collection risks in relation to such counterparts.

As mentioned in note 1.b.vii, although the company considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value at the balance sheet date.

As of 31 December 2006, the company does not have any financial assets or liabilities whose fair value differs significantly from their carrying value.

Report on the operations of Ducati Motor Holding

37.	Sector information

The company's activities are organised into the following sectors: Motorcycles, Spare parts, Apparel and Accessories, Other activities. The sector information for 2006 and 2005 is presented below in accordance with IAS 14.

					ACCESSORIES
	MOTOR CYCLES		SPARE PARTS		& APPAREL		OTHER		TOTAL
	dic-06	dic-05	dic-06	dic-05	dic-06	dic-05	dic-06	dic-05	dic-06	dic-05

Net sales	212.232	229.428	17.524	18.298	27.116	25.176	739	727	257.611	273.629
% of net sales	82.4%	83.8%	6.8%	6.7%	10.5%	9.2%	0.3%	0.3%	100.0%	100.0%
Cost of sales	(196.114)	(222.090)	(10.123)	(12.215)	(19.120)	(17.792)	0	(2)	(225.357)	(252.099)
Gross profit	16.118	7.338	7.401	6.083	7.996	7.384	739	725	32.253	21.530
% of net sales	7.6%	3.2%	42.2%	33.2%	29.5%	29.3%	100.0%	99.7%	12.5%	7.9%
% of gross profit	50.0%	34.1%	22.9%	28.3%	24.8%	34.3%	2.3%	3.4%	100.0%	100.0%
Other income	6.821	4.208	895	555	870	457	24	12	8.610	5.232
Distribution costs	(14.254)	(14.345)	(6.063)	(5.434)	(5.392)	(4.395)	(22)	(29)	(25.731)	(24.203)
General and administrative expenses	(13.774)	(29.788)	(1.823)	(1.726)	(1.775)	(985)	(41)	(29)	(17.413)	(32.528)
Provisions for restructuring	0	(13.000)	0	0	0	0	0	0	0	(13.000)
Other income (charges)	441	(864)	59	(215)	56	(177)	3	(5)	559	(1.261)
Operating results	(4.648)	(46.451)	469	(737)	1.755	2.284	703	674	(1.722)	(44.230)
% of net sales	-2.2%	-20.2%	2.7%	-4.0%	6.5%	9.1%	95.1%	92.7%	-0.7%	-16.2%
% of gross profit	269.9%	105.0%	-27.2%	1.7%	-101.9%	-5.2%	-40.8%	-1.5%	100.0%	100.0%
Financial income and charges									(7.621)	(5.786)

Results before taxation									(9.343)	(50.016)

Income taxes for the year									(10.639)	3.246

Net profit / loss for the year									(19.982)	(46.770)

Other information
Sector assets
Trade receivables	84.874	98.749	11.324	13.175	9.313	10.835	317	369	105.828	123.128
Inventories	32.103	36.196	9.066	8.114	7.593	5.745	0	3.231	48.762	53.286
Property, plant and equipment	52.474	52.474	7.001	7.001	5.758	5.758	196	196	65.429	65.429
Goodwill and brand name	80.976	80.976	0	0	0	0	0	0	80.976	80.976
Total unallocated assets									146.605	113.803
Total assets									447.600	436.623
Sector liabilities
Trade payables	74.883	77.006	3.865	5.120	7.301	6.122	0	0	86.049	88.247
Provisions for risks and charges	8.028	19.737	45	127	37	104	5	4	8.115	19.972
Provisions relating to employees	4.237	4.563	1.523	2.030	2.356	1.669	64	48	8.180	8.310
Due to employees	3.360	1.812	1.207	806	1.868	663	51	19	6.486	3.300
Total unallocated liabilities and shareholders' equity									338.770	316.794
Total liabilities and shareholders' equity									447.600	436.623
Capital investment during the year
Investment in PPE and R&D	25.074	25.760	2.422	2.532	676	792	23	27	28.195	29.111
Unallocated investment in fixed assets									6.313	1.825

Report on the operations of Ducati Motor Holding

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales and gross operating profit:

	MOTOR	SPARE	ACCESSORIES
	CYCLES	PARTS	& APPAREL	OTHER	Total

Net sales	82.4%	6.8%	10.5%	0.3%	100.0%
Gross profit	50.0%	22.9%	24.8%	2.3%	100.0%

The criteria adopted for the allocation by sector are set out below:

(a) Revenues and costs

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

•	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned;

•	direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle sector;

•
indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle sector;

•	expensed development costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle sector.

Other operating revenues are allocated as follows:

•	sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors;

•	royalty income is allocated 100% to the apparel sector since it is recognised in relation to this sector's products;

•	other revenues are allocated 100% to the motorcycle sector.

Distribution costs are allocated as follows:

•	sales rebates and incentives are allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department;

•	the provision for product warranties is allocated 100% to the motorcycle sector;

•	carriage out and packaging is allocated with reference to the costs actually incurred to transport the products of the various sectors;

•	the provision for doubtful accounts is allocated in proportion to the sales of the individual sectors;

Report on the operations of Ducati Motor Holding

•	factoring commission expense is allocated 100% to the motorcycle sector;

•	the costs of the commercial function including the related payroll costs are allocated as follows:

1.	on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc.);

2.	and with reference to the sales of the individual sectors for all the other departments;

•	the commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs, are allocated with reference to sales;

•	commercial costs recovered relate solely to the motorcycle sector;

•	branch costs are allocated based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which is allocated on a specific basis;

•	R&D costs related to the MotoGP are allocated based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales.

Depreciation and amortisation are allocated as follows:

•	depreciation of property, plant and equipment: with reference to the sales of the motorcycle, spare parts and engine sectors;

•	amortisation of development costs: with reference to the sales of the motorcycle and spare parts sectors;

•	amortisation of other intangible assets: with reference to the sales of the various sectors.

Financial income and expense and taxation are not allocated.

(b) Assets and liabilities

Assets and liabilities are allocated as follows:

•	trade receivables: allocated on the basis of sales, in a manner consistent with the allocation of net sales in the statement of operations by sector.

•	inventories: allocated with reference to the actual inventories of the individual sectors at the end of the year.

•	property, plant and equipment, net: allocated based on the net sales allocated in the statement of operations by sector.

•	goodwill and the brand name: allocated to the various sectors on the basis of net sales.

•	trade payables: allocated on the basis of the cost of sales.

•	amounts due to employees and employees' leaving entitlements: allocated on a basis consistent with the payroll costs charged to the business sectors.

•	provisions for risks and charges: allocated as follows:

•	product warranty: allocated 100% to the motorcycle sector;

Report on the operations of Ducati Motor Holding

•	other charges: based on net sales;

•	investment in fixed assets: allocated as follows:

•	part relating to industrial property, plant and equipment: based on net sales;

•	investment in development: based on the net sales of motorcycles and spare parts;

•	other investment in tangible and intangible fixed assets: not allocated.

38.	Significant events subsequent to 31 December 2006

On 12 March 2007, the Company's Board of Directors called an extraordinary and an ordinary shareholders' meeting, to be held in first calling on 13 April 2007 and in second calling on 16 April 2007, to consider the following proposed resolutions:

(i) modification of the administration and control model by adoption of the traditional system, comprising a Board of Directors and a Board of Statutory Auditors, and alignment with the changes introduced by Law 262 dated 28 December 2005 and Decree 303 dated 29 December 2006, together with the related changes to the articles of association and the meeting regulations; and

(ii) modification of the stock option plan approved by the Board of Directors on 4 August 1998 and at the Shareholders' Meeting held on 7 September 1998, by extending the time period allowed for the exercise of options.

for the Board of Directors
The Managing Director

____________
Federico Minoli